     As filed with the Securities and Exchange Commission on August 8, 2000
                           Registration No. 333-51373
     ======================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                   Amendment 4
                                  On Form SB-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 ---------------

                         KALEIDOSCOPE MEDIA GROUP, INC.
                 (Name of small business issuer in its charter)


              Delaware                                        93-0957030
  (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                      Identification Number)

                              244 West 54th Street
                            New York, New York 10019
                                  (212)757-0700
               (Address, including zip code, and telephone number,
   including area code, of principal executive offices and place of business)

                      MYRON HYMAN, Chief Executive Officer
                              244 West 54th Street
                            New York, New York 10019
                                  (212)757-0700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

                           MICHAEL D. DIGIOVANNA, Esq.
                           PARKER DURYEE ROSOFF & HAFT
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 599-0500

                              ---------------------

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                         CALCULATION OF REGISTRATION FEE

==============================================================================================================
Title of Each Class of     Amount to be              Proposed          Proposed Maximum          Amount of
to be                      Registered (1)            Maximum           Aggregate Offering        Registration
Registered                                           Offering Price    Price                     Fee
                                                     Per Share
--------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.001 per share         37,687,229             $______           $____________             $_________
--------------------------------------------------------------------------------------------------------------

Common Stock, par
value $.001 per share         79,699,069             $.18              $14,345,832.42            $3,787.30

==============================================================================================================

(1)  Included in prior filings a portion of the shares will be deregistered.
(2) Represents fee for additional shares included in this Amendment No. 4. The Fee is based upon the average of the bid and asked prices of the common stock on the OTC Bulletin Board on August 7, 2000.

         We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                   PROSPECTUS

                               117,386,298 shares

                         KALEIDOSCOPE MEDIA GROUP, INC.

                              117,386,298 shares of
                                  common stock

This prospectus relates to 117,386,298 shares of common stock, par value $.001 per share, of Kaleidoscope Media Group, Inc. These shares are being offered for sale by the persons named herein under the caption "Selling Stockholders". Most of the shares offered will be issued in the future pursuant to options, warrants and convertible notes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Risk Factors" commencing on page 8.

The common stock is quoted on the OTC Bulletin Board. On August 7, 2000 the price of the common stock was $.18 per share.

We have retained no underwriters in connection with this offering.


                  The date of this prospectus is August 8, 2000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                           PAGE

PROSPECTUS SUMMARY............................................................6
SUMMARY OF FINANCIAL INFORMATION..............................................8
RISK FACTORS...............................................................9-10
WHERE YOU CAN FIND MORE INFORMATION..........................................12
USE OF PROCEEDS..............................................................13
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.....................13
CAPITALIZATION...............................................................14
SELECTED FINANCIAL DATA......................................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION.................................16
         RESULTS OF OPERATION.............................................16-19
         LIQUIDITY AND CAPITAL RESOURCES..................................17,19
BUSINESS..................................................................19-25
LEGAL PROCEEDINGS............................................................25
MANAGEMENT................................................................25-26
EXECUTIVE COMPENSATION....................................................27-30
SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT....................30-31
CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS............................31-32
PLAN OF DISTRIBUTION......................................................33-34
SELLING SECURITY HOLDERS..................................................34-36
DESCRIPTION OF SECURITIES.................................................36-38
LEGAL MATTERS................................................................38
EXPERTS......................................................................38

                               PROSPECTUS SUMMARY

This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this prospectus, including the information under "Risk Factors."

Kaleidoscope Media Group, Inc. is an entertainment corporation primarily engaged in distributing television programs. As a distributor for new television products we market the products to a television station for a fee.

When we refer to "Kaleidoscope" as "we" or "us" we are referring to Kaleidoscope Media Group, Inc. and all our subsidiaries unless otherwise indicated by the context.

Our offices are located at 244 West 54th Street, New York, New York 10019 and our telephone number is 212-757-0700.



                                  THE OFFERING

Shares outstanding before the offering         47,414,540

                                               Does not include shares subject
                                               to outstanding convertible notes
                                               or warrants, some of which may be
                                               sold under this prospectus after
                                               conversion of these notes or the
                                               exercise of these warrants.

Maximum number of shares offered               117,386,298

                                               Includes shares subject to (1)
                                               outstanding convertible notes and
                                               warrants (85,805,500) and (2)
                                               convertible notes and warrants(o)
                                               that may be issued after the
                                               effectiveness of the registration
                                               statement.

Shares to be outstanding after the offering    164,800,838

                                               The terms of our notes require us
                                               to register more shares than may
                                               be actually issued and sold under
                                               this prospectus. The actual
                                               number of shares that will be
                                               issued depends upon the price of
                                               our common stock at the time of
                                               conversion.

Use of proceeds                                Except upon exercise of warrants,
                                               we will not receive proceeds. Any
                                               proceeds will be used for working
                                               capital purposes.

Risk Factors                                   An investment in the securities
                                               offered hereby involves a high
                                               degree of risk. Prospective
                                               investors should consider
                                               carefully the factors set forth
                                               under "Risk Factors."

Symbol for common stock                        KMGG

                        SUMMARY OF FINANCIAL INFORMATION

The following table presents selected historical financial data derived from our Financial Statements. The following data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and the notes to the Financial Statements included elsewhere in this prospectus.

                                  Three Months Ended               Fiscal Year Ended
                                       March 31,                      December 31,
                                   -----------------              --------------------
                                   2000         1999              1999            1998
                                   ----         ----              ----            ----
                                (unaudited)  (unaudited)        (audited)       (audited)
STATEMENT OF OPERATIONS DATA:

Revenue                          $578,834      $38,034           $(53,668)      $1,137,675
Net income (loss)                 $52,504    ($493,234)       $(4,289,090)     $(8,065,915)
Net loss per share                 $0.001       $(0.01)            $(0.10)           $(.27)


                                                 March 31, 2000      December 31, 1999
                                                 --------------      -----------------
                                                   (unaudited)          (audited)
BALANCE SHEET DATA:
Working capital surplus (deficiency)             $(4,044,468)            $401,738
Total assets                                      $1,683,812           $5,609,784
Total liabilities                                 $5,233,010           $2,814,381
Stockholder's deficiency                         $(3,549,198)          $2,795,403

                                  RISK FACTORS

THE SHARES OFFERED IN THIS PROSPECTUS ARE VERY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THESE SHARES SHOULD BE PURCHASED ONLY BY PEOPLE WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. BEFORE PURCHASING THESE SHARES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS PROSPECTUS.

WE HAVE INCURRED LOSSES AND MAY INCUR LOSSES IN THE FUTURE. While we have incurred a net gain of approximately $52,504 for the three months ended March 31, 2000, we have sustained losses of $4,289,090 for the fiscal year ended December 31, 1999, $8,066,000 for the fiscal year ended December 31, 1998. There is no assurance that we will be operated profitability in the future. In addition we have been dependent upon financing for its operations.

WE MUST OBTAIN ADDITIONAL FUNDS TO CONTINUE OPERATIONS. We presently have negative working capital, minimum revenue and difficulty in meeting our financial obligations. Therefore, we must obtain additional financing. There is no assurance we can obtain any financings. If we do not obtain adequate financing and do not achieve adequate cash flow, we may have to cease operations.

BECAUSE OUR BUSINESS DEPENDS UPON AUDIENCE ACCEPTANCE OF OUR PRODUCT OUR BUSINESS IS UNPREDICTABLE. Broadcast media and the entertainment and sports industries are highly speculative and historically have involved a substantial degree of risk. Audience appeal and profitability depend upon factors which cannot be ascertained reliably in advance and over which we may have no or very limited control, including, among other things, the unpredictability of critical reviews and changing public tastes. There is no reliable predictor of an entertainment or sports program's popularity, even a production involving highly experienced and respected talent may not be successful. As a result, the ultimate profitability of properties which we may distribute cannot be assured and will depend upon many factors including those over which we will have little or no control.

WE ARE DEPENDENT ON NEW PRODUCTS AND MAY NOT GENERATE SIGNIFICANT FURTHER REVENUE. Our growth will be dependent on our ability to identify, acquire the rights to distribute properties which can be sold at acceptable profit margins. We will also be dependent on our ability to obtain rights to sell ancillary products related to such projects. There can be no assurance that we will be successful in identifying, and acquiring the rights to properties that will be successfully distributed and marketed to the public.

Risks Relating to this Offering

OUR COMMON STOCK PRICE IS PARTICULARLY VOLATILE AND THE MARKETPRICE MAY DECLINE. There has been volatility in the market price of securities of entertainment companies. Future announcements concerning us or our competitors, including variations in financial results, changes in general market conditions, governmental regulations or other developments may have a significant impact on the market price of our common stock and could cause the market price of our common stock to fluctuate more significantly than other stocks.

WE HAVE AN EXTRAORDINARY OVERHANG OF SECURITIES WHICH COULD ADVERSELY AFFECT OUR COMMON STOCK CAUSING INVESTORS TO EXPERIENCE SUBSTANTIAL DILUTION. Options, Warrants and Convertible Securities. There are presently options and warrants outstanding to purchase or acquire in excess of 85,805,500 shares of common stock, with exercise and converging prices ranging from $.05 to $1.10 per share and which will expire on various dates through April 1, 2002 and later. The outstanding convertible notes are convertible based upon market prices in the future and the number of shares are presently indeterminate. If they were converted at the time of the prospectus these notes would be converted to 21,318,000 shares. If the price of our stock declines, the number of shares convertible could increase materially. If the outstanding options and warrants are exercised or notes converted, the percentage of capital stock then held by the existing stockholders will be reduced substantially. Furthermore, the outstanding options and warrants can be expected to be exercised at a time when we would be able to obtain funds from the sale of common stock or other securities at a price higher than the exercise prices or conversion prices thereof.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and in the information incorporated by reference contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following:

        o Those pertaining to the implementation of our growth strategy and business strategy;

        o         Our projected business.

These statements may be found in this prospectus and in the information incorporated by reference under "Risk-Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements typically are identified by use of terms, including, "may," "will," "expect," anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in forward-looking statements due to a number of factors including:

        o         general economic conditions;

        o         competitive market influences;

        o         audience acceptance of our products;

        o         finding new product to distribute; and

        o         availability of funds.

        o         timely delivery of film properties.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that cause our actual results to differ from those set forth in the forward-looking statements.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http//www.sec.gov."

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

You may request a copy of these filings, at no cost, by contacting us at:

                             Myron Hyman, President
                         Kaleidoscope Media Group. Inc.
                              244 West 54th Street
                            New York, New York 10019

                        Telephone Number: (212) 757-0700

If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares hereby. Any proceeds received upon exercise of warrants will be utilized as working capital.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

KMG's common stock is quoted on the OTC Bulletin Board under the symbol "KMGG".

Set forth are the approximate high and low bids for the common stock on the OTC Bulletin Board as published by the National Quotation Bureau, Inc. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

                                    Common Stock
                                    High             Low
         2000
         First Quarter              $.52             $.13

         1999
         Fourth Quarter              .18              .09
         Third Quarter               .30             .145
         Second Quarter              .31             .160
         First Quarter               .65              .22

         1998
         Fourth Quarter             $.94             $.42
         Third Quarter              1.22              .75
         Second Quarter             2.22              .88
         First Quarter              2.56              .50


As of May 30, 2000, there were approximately 192 recordholders of the common stock, although we believe that there are more than 400 beneficial owners of the common stock.

                                 CAPITALIZATION

The following table sets forth our capitalization at March 31, 2000. This section should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.


                                                                  March 31, 2000
                                                                  --------------
Preferred Stock, $.001 par value; 15,000,000
authorized; none issued and outstanding                                    ----

Common Stock, $.001 par value; 100,000,000 shares                       $41,356
authorized; 41,355,960 shares issued and outstanding

Additional paid-in capital                                           $9,603,063

Accumulated deficit                                                $(13,193,617)

--------
Total stockholders' equity deficit                                  $(3,549,198)
=======

                             SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited financial statements of the Company. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus.


                                               YEAR ENDING                   THREE MONTHS
                                                DECEMBER 31,                ENDING MARCH 31,
                                           --------------------             ----------------
                                           1999            1998             2000        1999

STATEMENT OF OPERATIONS:

Income                                   $(53,668)      $1,137,675        578,834      493,234
Expenses                                2,430,332        3,960,236        489,571      523,757
(Loss) from operations                 (3,845,614)      (7,393,960)        52,504     (276,354)
Net (loss)                             (4,289,090)      (8,065,915)        52,504     (493,234)
(Loss) per share                            (0.10)           (0.27)         0.001        (0.01)
Shares used in computing net           41,355,960       40,955,960     41,355,960   40,955,960
loss per share

BALANCE SHEET DATA:
Working capital (deficit)             $(4,098,247)      $1,361,067    $(4,044,468)   2,795,403
Total Assets                           $1,194,486          122,286     $1,683,812    5,609,784
Total long-term debt                      $10,552        1,217,079        $10,552       40,800

Total Stockholders' equity (deficit)   (3,601,701)         467,889    $(3,549,198)   2,795,903

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Reference is made to Note 2 of our Consolidated Financial Statements for a discussion of significant accounting policies, including revenue recognition.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AS COMPARED WITH THREE MONTHS ENDED MARCH 31, 1999.

     Net revenues consist of total billings (less any agency fees and media costs) and accruals for earned fees. Net revenues for the first quarter of 2000 were $578,834 compared with net revenue of $38,034 for the first quarter of 1999. The increase in revenues is due to the signing of several new contracts over the last six months. These contract include several distribution agreements and two consulting agreement to Internet streaming companies. A contract for the distribution of Magnificent Ambersons mini-series has accounted for $325,000 in revenues for the first quarter of 2000.

     Gross profit increased by $511,533, to $542,076 for the first quarter in 2000 from $ 30,523 for the first quarter of 1999.

     Amortization of program costs (costs to produce, market and distribute a broadcast or film property) and other direct project costs was $36,759 in the first quarter of 2000 compared to $7,511 in 1999. The increase in the amortization costs is a direct result in the increase of revenue derived from programs.

     Salaries and benefits decreased by $125,582, to $148,720 in the first quarter of 2000 compared to $274,302 for the first quarter of 1999. General and administrative expenses increased by $51,120 to $300,575 in the first quarter of 2000 from $249,455 for the comparable period in 1999. The decrease in salaries and benefits is a result of the closing of the Los Angeles office and the termination of several employees. The increase in general and administrative expenses is a result of the amortization of finance costs in the first three months of 2000 these costs were incurred during third and fourth quarter 1999. The financed costs are being amortized over the life of the loan. The total finance costs amortized over the three-month period totaled $76,130. We also incurred costs of approximately $11,000 for domestic distribution that had not been incurred during the comparative three months of 1999. The total of these costs is $87,130. Therefore, by eliminating these costs, general and administrative expenses have decrease by $36,010.

     Interest and local taxes increased to $40,276 in the first quarter of 2000; there was no interest and local taxes in first quarter of 1999.

     Losses from operations (before equity in income of joint venture) decreased by $545,738 from a loss of $493,234 first quarter of 1999 to a profit of $52,504 for the first quarter of 2000. The company has attained these profits by aggressively pursuing new programs and reducing overall costs.

     We did not receive any equity in income of its joint ventures in the first quarter of 1999 and 2000. The joint venture's only revenue producing project to date has been "Tarzan: The Epic Adventures" which earned most of its revenues in 1996 and 1997. Management's estimate of the ultimate revenues from "Tarzan: The Epic Adventures" have been revised downward.

     Our net profit amounted to $52,504, or $0.001 per share, for the first quarter in 2000, as compared to a net losses of $493,234, or $(0.01) per share, for the same quarter of 1999.

YEAR ENDED DECEMBER 31, 1999 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1998.

Net revenues consist of total billings (less any agency fees and media costs), and accruals for earned fees. Net revenues decreased by $1,191,343 or 105%, to ($53,668) in 1999 from $1,137,675 in 1998 and resulted in negative revenues in 1999. In addition, revenue reduction in 1999 was in part attributable to refunded amounts in 1999 that were deposits that were recorded in prior periods. The refund arose from the failure to produce a program to which the deposit related and resulted in negative revenues in 1999. In addition, the lower revenue in 1999 resulted from the above and because we did not enter a new arrangement for distribution of programs during 1999 and programs under prior arrangement either were not delivered or postponed in 1999 we did not generate sufficient revenues to offset the foregoing credit against revenues. We had anticipated the delivery of "Shaka Zulu " which did not happen until April 2000. We also had expected sales of the movie "Merlin: The Quest Begins". Even though we have made efforts to market the library that existed in 1999, we were unable to sell those products, which aided in management's decision to write-off essentially all non-performing assets.

Amortization of program costs and other direct project costs decreased by $3,242,839 from $4,571,399 in 1998 to $1,328,560 in 1999. The decrease is a direct result in the management's decisions to no longer be directly responsible for the financing and production of any programs and to reduce expenses.

Salaries and benefits decreased by $109,619, or by 9%, to $1,073,736 in 1999 from $1,183,355 in 1998. This decrease is due to additional reduction in personnel.

General and administrative expenses decreased by $471,708, or 27%, to $1,244,011 in 1999 from $1,715,719 in 1998. This decrease is largely due to the closing of the Los Angeles office and the moving of the New York location to a small space. The balance of the decreases is attributable to the reduction of professional services.

Amortization of goodwill was decreased by $831,414 to zero in 1999 from $831,414 in 1998. This decreased was derived from the complete write-off taking place in 1998 with the sale of the sports division and the suspension of the sports operations.

Interest expense was increased by $41,495 to $82,585 in 1999 from $41,090 in 1998. This increase is due to the financing from outside investors as well as loans from officers. We capitalized all cost related to the financing and amortized the costs over the life of the loans.

Loss from operations decreased $3,578,346 from a loss of $7,393,960 in 1998 to a loss of $3,815,614 in 1999. The decrease is largely due to the reduction of cost, the change in the amortization of capitalized cost, and the complete write-off of goodwill in 1997.

Our equity in the income from its joint venture decreased $254,838 from a loss of $188,658 in 1998 to a loss of $443,476 in 1999. The joint venture's only revenue producing project to date has been "Tarzan: The Epic Adventures" which earned most of its revenues in 1996 when it was first released. Management's estimate of the ultimate revenues from "Tarzan: The Epic Adventures" have been revised downward.

Income before income taxes decreased by $3,130,395 from a loss of $7,393,960 in

1998 to a loss of $4,259,090 in 1999. This decrease was a result of the factors described above.

We had no provision for income tax benefit in 1999 to loss carryforwards.

Our net loss amounted to $4,259,090, or $.10 per share, for the year ended December 31, 1999, as compared to net loss of $8,065,915, or $0.27 per share, for the year ended December 31, 1998.

We do not expect our strategic relationship with the distribution firm described on page 19 to have a significant effect on our results of operations as we will only use them selectively on a case-by-case basis when we require multiple outlets for our products.

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 1999 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1998

Net Operating Loss Carryforwards

Because of our losses we have written off deferred income benefit. Nevertheless, at December 31, 1998, our net operating losses amounted to approximately $8,537,500 for federal income tax purposes. The net operating losses are not available for state income tax purposes. The net operating losses begin to expire starting in 2011. Our subsidiaries file separate income tax returns in various states and localities. The losses of one subsidiary cannot be used to offset the losses of another subsidiary for state purposes. Certain of our subsidiaries have substantial net operating losses available for state and local income tax purposes. In addition, certain of our subsidiaries have approximately $175,000 of net operating losses that can only be used to offset future taxable income (for federal and certain state purposes) of the specific subsidiaries to which they pertain. These net operating losses are further limited by the operation of Section 382 of the Internal Revenue Service Code. The subsidiaries are only allowed to use a maximum of approximately $27,000 of these carryforwards each year.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1999 we had a working capital deficit of $4,044,268 compared to a working capital deficit of $4,087,940 as of December 31, 1999. The decrease in working capital was primarily due to a reduction in value of program cost inventory as a result of write-offs in 1998 and 1999 as well as a decrease in net income. As of March 31, 1999, we had cash of $45,425 compared with $45,650 as of December 31, 1999. Operating activities generated a net cash outflow of $1,502,940. The principle source of cash during 1999 was from the notes issued in the amount of $1,308,468.

As a result of losses, we have continuous cash flow problems which we have attempted to resolve with financing. During 1999 and early 2000 we received $1,877,000 from the sale of convertible notes. A portion of present loans are in default because we failed to timely file a registration statement. These notes are, therefore, demands notes. If demand were to be made for payment of the loans we would not be able to pay the loans and may not be able to continue in business. The noteholders have agreed not to accelerate their notes for a period of six months from the date of a forbearance agreement dated May 12, 2000. Therefore, the 1999 notes are no longer in default. In May, we received an additional loan for $250,000 from Globe Medin A.G. from a demand note with interest of 10% due. Recently, we entered into separation agreements with two directors who received salaries and fees

We have taken steps to reverse losses and reduce operating expenses. We have closed several offices, reduced salaries and otherwise reduced expenses. We have recently entered into several distribution arrangements which we believe may generate sufficient cash to cover operational expenses for the balance of the year 2000. We are always at risk that product will not be timely delivered or otherwise delivered. If we do not obtain sufficient funds we will not be able to operate.

Net cash used in operating activities was $1,502,940 in 1999 compared with $3,617,953 in 1998. An increase of advance from clients in the amount of $1,001,315 and a decrease in the write-off of program costs.

Net cash used by investing activities in 1999 was $84,081 compared to the net cash used by investing activities of $7,983 in 1998. This change was primarily due to cash received from proceeds from joint venture that was offset by cash used for expenditures for programs costs.

Net cash provided by financing activities amounted to $1,627,767 for the year ended December 31, 1999 as compared to $3,378,531 net cash provided by financing activities for the year ended December 31, 1998. The decrease in cash provided by financing activities was primarily the result of financings involving notes and warrants.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net revenue or our profitability.

Year 2000 Compliance

Our accounting programs have been upgrade to be Y-2K compliant. We have plans to upgrade all other programs by the end of 2000.

                                    BUSINESS

Corporate History

On October 22, 1996 we acquired all the shares of our current wholly subsidiary HSPSMM, Inc. At that time we were called BNN Corporation and incorporated in Nevada and were a publicly traded corporation without operations or revenues. Our subsidiary HSPSMM, Inc. was then called Kaleidoscope Media, Inc. After the acquisition the former holders of HSPS owned approximately 40% of our then outstanding shares. On December 3, 1997, we were, a Nevada corporation but we changed our state of incorporation to Delaware under our present name.

Introduction/Recent Losses

At the beginning of 1998, we were a diversified entertainment, sports and direct marketing company.

In December 1998 we determined to curtail all significant operations of both the sports and direct marketing divisions. While we may market existing content owned by these divisions, for the foreseeable future we will concentrate our efforts on our entertainment division.

During 1998 we incurred significant losses in the entertainment division because the introduction of programming was either postponed, or not introduced at all. The loss also reflects management decision to write-off unproductive property. In addition, revenues derived from the sales of programs were less than anticipated. As a result, we took steps to reduce or eliminate costs by moving offices to less costly quarters, closing the Los Angeles office, reducing the number of employees and, most importantly, establishing strategic alliances with production. We also made a decision not to finance production for the foreseeable future but to act solely as a distributor. We have entered into a strategic relationship with a firm which performs some of our distribution functions. In 1999, our problems continued because programming continued to be postponed, cancelled or not delivered. In addition to losses, we had several liquidity problems. At the same time we continued our cost-cutting measures and received financing.

We have entered into several new arrangements to produce revenues in the current year. During the first quarter of 2000, we have already received revenues of $542,000 compared to $38,034 for all of 1999. While we still have substantial liquidity problems, we anticipate sufficient revenues from operation to meet our expenses. Our business, however, is always subject to risk of non or late delivery by third parties which could result in loss of revenue.


Business Strategy

We focus primarily on distribution of programming for television; home video, the Internet and exploiting related licensing and merchandising opportunities. It also provides consulting services in the development of specialty television and Internet programming and is involved in the distribution of specialty television programming and properties from its entertainment library. We attempt to use strategic partnerships, pre-sales of distribution rights, and advertising time to help third party producers finance production budgets. We believe that its expertise in domestic and foreign syndication, home video, and Internet broadcasting is an important factor in its ability to successfully compete in these areas.

Our distribution strategy is to become a leader in the domestic and international distribution of television properties in four categories:

- one hour dramas and mini series;
- children's programming;
- documentaries and,
- music programming.

In furtherance of achieving its strategic goals, we are seeking to expand our television operations through the acquisition of distribution and other representation rights to additional entertainment properties.

Programming Distributed by the Company

We have added new programs to our line up augmenting our library of nearly 200 hours of entertainment, sport and fitness programming. We have entered into agreements which we anticipate will be revenue producing shortly. All of our arrangements are always subject to the variables beyond our control like the failure to complete or make timely delivery of product.

We have also secured distribution rights to two new mini-series. The first of which is the remake of the "The Magnificent Ambersons". This new mini-series is based on the original script developed by Orson Wells. This 4-hour TV mini-series is to begin production in Ireland in July and will be available early next year. Our distribution agreement guarantees the company a minimum distribution fee of $500,000 for the year ending December 31, 2000. Another new mini-series that we will be distributing is "The Diamond Hunters" which is based on the best selling novel by Wilber Smith. This new mini-series begins production in Africa this summer and will also be available for distribution in 2001. The long anticipated mini-series "Shaka Zulu-the Citadel" has been delivered and we will begin to distribute it in KMG's territories of the U.S. English speaking Canada, U.K., Eastern Europe (including the Czech Republic, Sbuakia, er - USSR), Benelux, Middle East, Taiwan, South Korea, Puerto Rico, Israel, Japan. KMG expects to generate $762,500 in fees from the project territories.

We have added 70 hours of light entertainment to our library. In addition, we have signed a distribution agreement with Information Television Network to distribute worldwide, award winning programs which focus on the latest developments in Medicine, Women and Children's health, Technology and the Environment.

We have also developed a relationship with Internet provider, Medium4.Com. This relationship will result in "Tarzan, The Epic Adventures" being the first TV series to be available in its entirety on the Internet. We have also signed an agreement to continue to provide content and act as a program consultant to Medium4.Com. We have also entered into an agreement with EFIT Corporation to provide them with several fitness and sports programs from our library to be broadcast on www.efit.com, a leading health and fitness web site.

We entered into a joint venture with Abrams Gentile Entertainment ("AGE") and Gene Kirkwood. AGE is a creator and producer of animated and live action series and specials. Mr. Kirkwood has been prominent in feature films such as "Rocky." The joint venture ("The Kirkwood Group") will develop and produce feature films and television mini-series. It is not and will not be liable for any financing associated with those projects. We do not anticipate requiring additional financing for this and other joint venture projects.

The Television Market

The entertainment industry is an approximately $30 billion per year industry which is presently undergoing strategic changes as new technologies proliferate in both the development and production of projects and in the electronic distribution of entertainment programming. The development and growth of the 500 channel cable system, DBS (Direct Broadcasting Satellite), Pay Cable, home video, DVD's, CD-ROMs and other interactive multimedia are creating many more opportunities for the distribution of entertainment programming to the consumer, while at the same time reducing the overall market share for any one program. Even with these changes, management believes that the creative content of programming will continue to drive the market share. Consequently, management believes there is, and is likely to continue to be, a growing demand for quality content-based entertainment products that can be produced more efficiently.

Network-affiliated stations, independent stations and cable TV operators serve the United States television market. During prime time hours (primarily 8pm to 11pm in Eastern and Pacific time zones and 7 pm to 10 pm in the Central and Mountain time zones), network affiliates primarily broadcast programming produced for the network. In non-prime time, network affiliates telecast network programming, off-network programming (reruns), first run programming (programming produced for distribution on a syndicated basis) and local programming produced by the local stations themselves. Independent television stations, during both prime and non-prime time, produce their own programs, telecast off-network programs or acquire first-run programs form independent producers or "syndicators." A syndicator is generally a company that sells programming to independent stations and network affiliates. Programming acquired by stations on a syndicated basis is generally acquired either for cash license fees or an exchange commercial advertising time within the program which is retained by the syndicator for sale ("barter") or for a combination of cash and barter.

The international television market continues to grow as the continued growth and development of international television distribution channels increases the demand for quality programming. International sales of programming are made to television distributors on a cash basis. Initial cash down payment is made upon the agreement of the international channel to display the programming. The balance of the cash for the licensing fee is generally paid upon delivery of the programming. The international television networks retain sales of advertising time.


Television Distribution

Barter syndication is the process whereby a syndicator obtains commitments from television stations to broadcast a program at a cash licensing fee and sells such retained advertising time for its own account to national advertisers at rates based on projected ratings and viewer demographics. From time to time, certain stations may require cash consideration from us, in addition to programming, in exchange for advertising time.

By placing the program with televisions stations throughout the United States, the syndicator creates an "ad hoc" network that has agreed to carry the program.

The creation of the "ad hoc" network of stations, normally represents a penetration of at least 70% of the total United Stats television households (calculated by means of generally recognized system as measured by A.C. Nielsen), enables the syndicator to sell the commercial inventory to sponsors desiring national coverage. The rates charged by a syndicator for advertising time are generally lower cost per thousand viewers than those which national advertisers are normally charged by the networks for similar demographics.

Fees paid by national advertisers for barter advertising are established on the basis of a household audience ratings or, more frequently, on the basis for delivery of a certain demographic category of the viewing audience, but may vary depending on the conditions in the general market for television advertising. The desired household rating or demographic delivery, as the case may be, is negotiated in advance with the advertiser or its representative. In general, if the television program does not deliver at least the agreed-upon audience, the distributor is obligated to make available additional advertising time on the same program or other programs at no additional cost or to refund that portion of the advertising fee attributed to the failure to deliver the agreed-upon audience.

Cable Network Licenses

Television programming can be licensed for telecast by cable network such as the ESPN, Lifetime, USA and Arts & Entertainment basic cable networks and the Disney and HBO pay cable networks. The production and distribution of the programming for the initial exhibition on cable networks is similar to that for broadcast networks, although the license fees paid by cable networks are typically considerably lower than those paid by the broadcast networks.

International Television Production and Distribution

Based on industry sources, we believe revenues from the distribution of U.S. television programs industry wide to foreign markets have increased significantly in recent years. Development in the European television industry, such as the present trend towards increasing the number of privately owned channels and greater channel capacity might cause foreign sales to become a more important component of the distribution of programs produced by the United States television industry. There is no assurance that the programs distributed by us will reflect such increase.

The Internet

The Internet has evolved for an "information provider" to an information and entertainment provider. This evolution creates a new and potentially highly interactive revenue source for programming distributed by us. The introduction of new "streaming" technologies has greatly increased the need for content, which offers us the opportunity to realize in the form of license fees, revenue sharing and/or equity producing in the acquiring company.

To date, we have derived little revenue from this service but are actively pursuing this market.

New Programming

In general, we earn a fee for distributing programs for others based on a percentage of the license fees paid by television stations for the right to broadcast particular programs. In certain domestic cases, all or a portion of such license fee may be payable in television advertising time. We then sell the advertising time to national advertisers.

In additional to United States television broadcast rights, we have in the past acquired, where available on acceptable terms, worldwide broadcast television and non-standard television distribution rights (such as cable and videocassette rights) to the program it distributes. These acquisitions are typically on a long-term exclusive basis, often between three and twelve years, in some cases with various renewal options, and may provide that we have the right to undertake production of the program in the event the producer fails to deliver the contracted programming. As an example, we have retained the rights for the worldwide videocassette distribution of the "Tarzan: The Epic Adventures."

Entering into arrangements for distribution of new material or properties for television and new multimedia productions is essential to our future growth. We may obtain new properties from several sources: (i) distribution agreement with the owner of a property; (ii) acquisition of existing properties; (iii) co-development of new properties; and (iv) development of new properties internally. As long as we experiences capital shortages, it will concentrate on acquiring distribution rights as opposed to being responsible for financing of a project.


Revenue Sources

Our television programming business generates two significant sources of revenue, distribution fees and the sale of advertising time.

Distribution Fees

In most cases, our distribution revenues are based on a percentage of the net revenues derived from the sale of advertiser sponsorships or on cash license fees. Generally, we advance all distribution costs of items such as advertising, promotion, tape shipping and tape duplication and recover such expenses from the program revenues. In some instances, these expenses are assumed by us as part of its distribution fee. Our fee for distribution is generally between 20% to 30% and the fee for advertiser sales representation is generally between 5% to 10% of net revenues. However, each fee arrangement is separately negotiated and may be subject to variation. The sums in excess of our fees and expenses and profit positions (where applicable) are remitted to the producers of the programs, which in certain cases may also be us.

Sales of Advertising

Fees for advertising time are established on the basis of a certain assumed level of audience ratings and, in some cases, an assumed demographic make-up of the viewing audience. While it is in our interest to establish as high an assumed rating and as favorable demographic make up as possible, there can be no assurance in advance that the actual rating or demographic make-up of a particular program will support the fee initially charged for the advertising time on such program. If the television programs does not achieve the assumed rating or demographic make-up (as determined by A.C. Nielsen or similar rating services), we may be obligated to offer the advertiser additional time ("make goods") on the same program or other programs to fulfill any short fall in the actual rating or demographic assumptions. Alternatively, we may be obligated to refund a portion of the advertising fee. "Make goods" are the predominant means whereby we satisfy such obligations to advertisers.

Among the sponsors that have in the past purchased participation in our programs are General Motors, Proctor & Gamble, Kraft/General Foods, Hershey and Bristol Meyers. Sales are made through our sales force and through advertising agencies representing the sponsors. We barter syndication licenses provide that we retains a negotiated amount of commercial time per program (usually 7 minutes per hour or 50% of the total commercial time) for sale to national advertisers, with the remaining commercial time retained by the station for local sale. Generally, our fee for sales of advertising time is between 5% and 10% of net revenues.

Competition

Competition in the production and distribution of television programming is intense. We are a minor participant in the television distribution business. Our programming competes with other first run programming, network reruns and programs produced by local television stations.

We compete with many other companies that have been acquiring, producing and distributing programs for a longer period to time than us, and most of theses companies have greater financial resources than us. These competitors include large television and film studios such as Paramount Communications Inc., Columbia Pictures Television; 20th Century Fox Film Corp., MCA Inc., and Warner Bros. Inc., as well as other television distribution companies such as King World Productions, Inc., Pearson Television and Viacom International, Inc. We compete with other companies for the sale of television advertising time, including Tribune Broadcasting Co./Entertainment Co., Viacom International, Inc., Pearson Television and King World.

Our success is highly dependent upon such various unpredictable factors as the viewing preferences of television audiences. Public taste is unpredictable and a shift in demand could cause our programming to lose its appeal. Television programming also competes for audiences with many other forms of entertainment and leisure time activities, some of which include new areas of technology (e.g. video games and home video). The impact of these on our operations cannot be predicted.

Principal Customers

No customers accounted for more than 10% of our net revenues during the year ended December 31, 1999.

Employees

At May 15, 1999, we employed five (5) persons all of whom were full-time employees. We have no collective bargaining agreement with our employees and we believe that our relationship with our employees is good.

Property

Our principal executive offices are located at 244 West 54th Street, New York,

New York and consist of approximately 2,000 square feet at a rental of $6,000. We sub-lease the space on a month-to-month basis and the lessee's lease expires in 2002.

                                LEGAL PROCEEDINGS

On June 21, 1996, an action, entitled International Sports Marketing, Inc. v. Saatchi & Saatchi, et al. was filed in the Wayne County Circuit Court against two of our inactive subsidiaries and other unrelated parties seeking to enforce a default judgment of $21,000,000 entered in 1995 for prior action in 1998. The subsidiaries have vigorously defended themselves in this litigation. Furthermore, management believes that if any subsidiary were found liable for a judgment, its subsidiaries would be able to obtain indemnification from prior owner of the former affiliate's business, a major advertising agency.

A default judgment has also been obtained by Darrell N. Griffin against Paul Siegel, an officer and director for us, in the amount of approximately $166,000 in an action pending in the Supreme Court of the State of California. The claim arises out of action for salary allegedly payable to a plaintiff purportedly an employee of our former subsidiary Celebrity Showcase Network. Judgment was taken after Mr. Siegel's counsel failed to respond to discovery requests. The court of appeals rejected Mr. Siegel's appeal of the lower court's decision. Mr. Siegel has commenced an action against his former attorney for malpractice. We are obligated to indemnify Mr. Siegel in accordance with Delaware law.

A judgment has been obtained by our former auditor Paneth Haber and Zimmerman in the amount of $230,373.02. We have settled the indebtedness underlying the judgment for $75,000 and the judgment will be withdrawn upon payment of a final installment of $10,000 by July 2000.


On October 28, 1998 Paul Cioffari commenced an action against us and its subsidiary claiming failure of us to perform its agreement to pay Mr. Cioffari agreed consideration for entertainment property allegedly delivered by Mr. Cioffari to us. Cioffari vs. BNN Company (Supreme Court New York County). Defendants seek damages up to $700,000 on a variety of claims. We have settled this claim and have agreed to pay Mr. Cioffari 300,000 shares of KMG common stock as well as $6,500 in legal fees.


Prior to March 31, 2000 we settled several actions that were pending. These actions were:

ACC Entertainment GMBH Co. v. Kaleidoscope Media Group, Inc. commenced October 27, 1998 United States District Court for the District of California by ACC Entertainment GMBH Co. ("ACC") for alleged breach of contract seeking damages of $250,000. The contract provided for certain rights to our Merlin film to be produced by us in return for an investment of $375,000. This case has been settled in consideration of $100,000.

On August 5, 1998 Mr. Barry Synter commenced an action against us in the Supreme Court of the State of New York - County of New York. (Synter vs. BNN Corporation) Mr. Synter seeks damages of up to $1,500,000 for our alleged failure to permit transfer by Mr. Synter of stock certificates allegedly owned by him. We agreed to settle this action in consideration of the issuance of 900,000 shares of its common stock.

An action has also been commenced by Eric Ashenberg a former officer of Celebrity Showcase Network, its prior subsidiary for damages arising from our failure to approve the transfer of a certificate allegedly owned by Mr. Ashenberg. Mr. Ashenberg has also named Henry Siegel and Paul Siegel as defendants. Mr. Ashenberg sought damages in the amount of $450,000. We have settled this action in consideration of 300,000 shares to Mr. Ashenberg.

On December 19, 1997, we filed an action in the United States District Court Southern District of New York entitled Kaleidoscope Media Group, Inc. vs. Entertainment Solutions, Inc., James K. Isenhour, and Andrew S. Varni. The complaint seeks damages for breach of contract and fraudulent inducement of contract, among other claims, arising out of a venture that we entered into with defendants to promote a sports tournament of Latin American boxing in 1997 called "Boxcino". We seek damages of at least $500,000 plus punitive damages in the action. Defendants James Isenhour and Entertainment Solutions, Inc. has answered the complaint, asserting various affirmative defenses and two counterclaims, for breach of contract and quantum merit, seeking damages of not less than $250,000. In September 1999 we obtained a default judgment against all defendants, which also dismissed all counterclaims. The defendants have declared bankruptcy.

                                   MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons,

As May 15, 2000 our directors and executive officers were as set forth below.

         Name                      Age      Position
         ----                      ---      --------
         Myron A. Hyman            60       President, Chief Executive Officer

         Richard Kostyra           59       Director

         Kevin Eastman             37       Director

         Ann F. Collins            35       Secretary, Chief Financial Officer


Myron A. Hyman has been our president and chief operating officer since December 1999. Mr. Hyman was formerly general counsel to CBS Records Group and Associate General Counsel for CBS, Inc. from 1977 to 1979. He was president of MGM/UA Home Video from 1980 to 1983 and the president of Tomorrow Entertainment from 1984 to 1986 before going into his own law practice specializing in the entertainment industry. His firm represents clients in film, music, television, home video, and product licensing.

Mr. Hyman has been employed by us since December 1999. Until May 12, 2000, Mr. Hyman was our president and chief operating officer. On that date he became our chief executive officer. Between September 1999 and December 1999, Mr. Hyman was engaged by us as a consultant and devoted a substantial amount of time to our affairs.

Ann F. Collins has been secretary since December 1999. Ms. Collins started her career in Accounting with Dancer Fitzgerald and Sample after her gradation from Mercy College with a degree in accounting in 1985. After the merger of that firm with Saatchi & Saatchi Advertising in 1987 she continued her position to senior accountant. When Lifestyle Marketing Group (a division of S&S) left and merged with People & Properties, Inc. in March 1992 she became director of finance until its merger with SeaGull Entertainment and the formation of Kaleidoscope Media Group, Inc. in 1996 when she then became controller. She became KMG's Chief Financial Officer in March 2000.

Richard Kostyra became a member of the board of directors in December 1999. Mr. Kostyra is the president and founder of Media First International which founded in December 1992. Prior to founding Media First International, Inc. Mr. Kostyra was executive vice president and director of Media Services of J. Walter Thompson. A media planning, buying and consulting company with offices in New York, Boston, and Minneapolis, Media First International has billings in excess of $300 million and includes among its entertainment industry clients cable networks Outdoor Channel and Speedvision, and a host of motion picture distributors including Lions Gate, Trimark, Stratosphere and Palm Pictures. Media First International has been the winner of numerous awards for excellence in media planning and buying including the prestigious Media Week Magazine's "Media Plan of The Year" competition for the best use of radio, network TV, and newspaper.

Mr. Kevin Eastman became a member of the board of directors in February 2000. Mr. Eastman is the co-creator of the "Teenage Mutant Ninja Turtles" which was created in 1983 and became the owner of Heavy Metal Magazine in 1991. The "Teenage Mutant Ninja Turtles", a worldwide toy and media phenomenon, literally revolutionized the children's licensing industry. Mr. Eastman has continued his activities as a creator of children's properties. Sony Family Entertainment is currently developing an Eastman property, "Underwhere," as an animated feature film. Mr. Eastman's varied business interests include ownership of Heavy Metal Magazine, a publication in existence since 1977, recognized as being the cutting edge of pop culture. He is the creator and co-producer of "Heavy Metal 2000" the follow-up to "Heavy Metal: The Movie," the animated cult film produced by Ivan Reitman. "Heavy Metal 2000" is slated for release by Columbia Pictures this summer.

Executive officers serve at the discretion of the board of directors.

Compliance with Section 16(a) of the Exchange Act.

Forms 3, 4 and 5 have not yet been filed by any officer, director or beneficial owner of more than ten (10%) percent of our common stock. We had no securities registered under the Exchange Act prior to our last fiscal year and, therefore, no such reporting person was required to file reports under Section 16(a) of the Exchange Act in prior years. In reports for officers and directors will be filed by June 30, 2000. We will encourage beneficial owners of more than ten (10%) percent of our common stock to file their reports by the same date.

                             EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid or accrued by us or our subsidiaries for services rendered during the fiscal years ended December 31, 1997, 1998, and 1999 to our chief executive officer and to each executive officer whose compensation exceeded $100,000 during its fiscal year ended December 31, 1999:

                           Summary Compensation Table

                                                     Annual Compensation           Long Term Compensation
                                                     -------------------           ----------------------
Name and Principal Position                          Year          Salary          Shares

Henry Siegel - Chief Executive Officer               1999        $350,000*        350,000
                                                     1998         350,000*
                                                     1997         350,000

Paul Siegel - President                              1999          75,000*        350,000
                                                     1998         275,000*
                                                     1997         275,000

Irving Greenman - Chief Financial Officer
                                                     1998        $164,215       1,000,000

* Partial 1998 and 1999 salary amounts were not paid but accrued. None of the above individuals are presently employees. All accrued amounts were released on May 12, 2000 pursuant to separation agreements described in "Certain Transactions." The options to Mr. Henry Siegel and Paul Siegel have also been cancelled.

         The following table sets forth all grants of stock options to each of the named executive officers of KMG during the fiscal year ended December 31, 1999. Pursuant to the separation agreements described in "Certain Transactions," the options granted to Messrs. Henry and Paul Siegel set forth below have been cancelled.


                        Option Grants in Last Fiscal Year

                           Number of Shares          Percent of Total
                           Of Common Stock           Options Granted to
                           Underlying Options        Employees in Fiscal
Name                       Granted                   Year                    Exercise Price      Expiration Date
Henry Siegel               350,000                    13%                       $42,000           April 15, 2009
Paul Siegel                350,000                    13%                       $42,000           April 15, 2009
Irving Greenman          1,000,000                    74%                      $240,000           April 15, 2009


The following table sets forth information as to options exercised by each of the named executives during the fiscal year ended December 31, 1999 and the value of in-the-money options held by such executives at December 31, 1999. Pursuant to the separation agreements described in "Certain Transactions," the options granted to Messrs. Henry and Paul Siegel set forth below have been cancelled.

    Options Exercised in Last Fiscal Year and Fiscal Year End Option Values

                  Number of
                  Shares of
                  Common
                  Stock                                 Number of Shares of Common
                  Acquired on         Value             Stock Underlying Unexercised      Value of In-the-Money Options at
Name              Exercise            Realized          Options at 12/31/99                           12/31/99
--------------------------------------------------------------------------------------------------------------------------
                                                        Exercisable/Unexercisable           Exercisable/Unexercisable
--------------------------------------------------------------------------------------------------------------------------
Henry Siegel*       0                 --                     3,500,000/--                        7,000/--
Paul Siegel*        0                 --                     3,500,000/--                        7,000/--
Irving Greenman     0                 --                     1,000,000/--                       40,000/--

Represents difference between exercise price and market value of $0.12 on such date. The foregoing excludes some options held by Siegel Pension Trust.

Employment Agreements

In December 1999 Myron Hyman, as our president and chief operating officer, entered into a thirty-seven (37) month employment agreement with us at a salary of $150,000 increasing to $200,000 for months 13 through 25 and $250,000 for the balance of the term. Effective January 3, 2000 the agreement provides for payments of bonus at the sole discretion of the board additional life insurance and an automobile allowance. The agreement provides for severance in certain circumstances including a change of control. Mr. Hyman was granted an option to purchase our shares as described below.

Mr. Hyman's employment agreement provides that he is to receive as of January 3, 2000 options to purchase a number of shares equal to five (5%) percent of the outstanding shares on December 31, 2000. The options vest as to one-third (1/3) of the shares on each December 31, 2000, 2001 and 2002. The number of shares shall be based on the number of outstanding shares on the vesting date less the number of shares, if any, previously issued. The exercise price shall be 50% of market price at the time of vesting and the exercise period is to be five (5) years after vesting.

Compensation of Directors

Directors who are not employed by us will be paid a fee of $100 for each board of directors meeting attended and $100 for each committee meeting attended. All directors are reimbursed for expenses incurred on behalf of KMG.

Stock Option Plan

KMG has adopted a 1996 Stock Option Plan for officers, employees and consultants of KMG or any of its subsidiaries and other entities in which KMG has an interest. The 1996 Stock Option Plan provides for the granting of options which are intended to qualify either as incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986 or as options which are not intended to meet requirements of such section. As of December 31, 1997, options to purchase 835,000 shares of common stock had been granted.

The 1996 is administered by the board of directors or a committee of the board of directors. The board of directors has discretionary authority (subject to certain restrictions) to determine, among other things the individuals to whom and the times at which the options will be granted; the number of shares of common stock underlying the options; and the exercise price and the vesting periods of the options.

The options are evidenced by a written agreement containing the above terms and such other terms and conditions consistent with the 1996 Stock Option Plan as the board of directors may impose. The exercise price in incentive stock options may not be less than 100% of fair market value of the common stock at the date of grant (110% in the case of the incentive stock options granted to holders of 10% of the voting power of the company's capital stock). The aggregate fair market value of common stock (determined at the time of option grant) with respect to which incentive stock options become exercisable for the first time any year cannot exceed $100,000. Each option, unless sooner terminated, shall expire no later than 10 years from the date of the grant (five years in the case of incentive stock options granted to holders of 10% of the voting power of our capital stock), as the board of director my determine.

The 1996 Stock Option Plan (but not options previously granted hereunder) shall terminate on December 2001. Subject to certain limitations, the 1996 Plan may be amended or terminated at an earlier date by the board of directors or by a majority of the outstanding shares entitled to vote thereon.

             SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 15, 2000 by (i) each stockholder known by us to be the beneficial owner of more than 5% of the outstanding common stock, (ii) each director of KMG, (iii) each executive officer named in the Summary Compensation Table above and (iv) all directors and executive officers as a group. Except as otherwise indicted, the based information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.



Name and address of                         Number of Shares
Beneficial Owner                            Beneficially Owned     Percentage of Class
----------------                            ------------------     -------------------
Henry Siegel (1)                            3,350,000*                      6.6%
244 West 54th Street
New York, New York

Myron Hyman (3)                               300,000                        .6%
244 West 54th Street
New York, New York

Paul Siegel
5777 West Century Boulevard                 3,350,000*                      6.6%
Los Angeles, California 90045

Richard Kostyra(2)                            587,560                       1.2%

Kevin Eastman(2)                              100,000                       0.2%

Byron Lerner                                4,700,000                       9.0%

Ray Volpe (2)                               3,342,864                       6.6%
136 Madison Avenue
New York, New York

Libra Finance, S.A.(2)                     32,116,000                      40.9%
P.O. Box 4603
Zurich, Switzerland

Esquire Trade Finance Inc.(2)              10,954,000                      18.8%

Austinvest AnStalt Balzers(2)              10,964,000                      18.8%

Amro International(2)                       7,205,100                       3.2%

Nesher Inc.(2)                              4,240,000                       8.2%

Ellis Enterprises Ltd.                      3,361,300                       6.6%

All directors and executive
officers as a group (7 persons)               687,560(2)                    1.4%




---------------------
(1) Exclusive of shares which may be issued to Mr. Siegel and his pension fund in November 2000.


(2) Includes presently exercisable options or warrants to purchase shares of common stock and/or presently convertible notes as follows: Libra Finance, S.A. 32,116,000, Esquire Trade Finance Inc. 10,954,000, Austinvest AnStalt Balzers 10,954,000, Amro International 7,205,100, Nesher Inc. 4,240,000, Ellis
Enterprises Ltd. 3,361,300, Ray Volpe 437,500, Richard Kostyra 350,000, Byron Lerner 2,000,000 and Kevin Eastman 100,000.


(3) Exclusive of options not presently exercisable.

                 CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

Pursuant to an agreement, dated as of April 1, 1997 between the Company and By-The-Way Corporation, a corporation wholly-owned by Ray Volpe, one of our former directors. By-The-Way Corporation granted to us in perpetuity the right at any time to develop, produce, distribute, market, license or otherwise exploit all entertainment properties (other than properties licensed to KS&E) in consideration of an option payment consisting of $112,500 previously advanced and additional payments to be made by us to By-The-Way Corporation of $150,000 per year. Such option payment will be offset against gees or amounts payable by us for any exploitation rights granted to us by By-The-Way Corporation. During the year ended December 31, 1997, we paid By-The-Way Corporation $150,000.

On May 12, 2000 we entered into separation agreements with each of Henry Siegel and Paul Siegel. Henry Siegel was our chief executive officer and a director. Mr. Siegel was a director. Each of Henry and Paul Siegel resigned all positions held by them with us and all agreements between us and each of the Siegel's and their entities was terminated. Mr. Siegel's employment agreement called for salary and fee payments to related entities of $250,000 increasing to $350,000 in 2002. All rights to receive accrued salary (or consulting fees) for both Henry Siegel and Paul Siegel were terminated. Options to purchase 2,057,420 and 350,000 shares of our common stock respectively owned by Henry Siegel and Paul Siegel were cancelled. The cancelled options included options to acquire an indeterminate number of shares equal to one (1%) percent of the outstanding shares as of December 31, 2002. We have agreed to issue and additional 6,650,000 shares of common stock to Mr. Henry Siegel of which 5,000,0000 shares are to be issued in November, 2000. If the market price of our shares falls below $1.00 prior to May, 2001 we may have to issue additional shares to Mr. Siegel.

We have also agreed to pay Mr. Siegel twenty-five (25%) percent of revenues received from projects he participated in while an officer and assign to him the benefits of consulting arrangement which depended on the services of Mr. Henry Siegel. We issued an additional 525,000 shares to Paul Siegel. We have agreed to arrange for the sale of 500,000 shares of common stock per month for each of Messrs. Henry and Paul Siegel through November, 2000. If the proceeds do not equal $300,000 then we may have to pay the difference to them. The sale of these shares are included in the registration statement. Pursuant to our understanding with Mr. Henry Siegel any amounts in excess will be contributed to us. The parties have exchanged general releases although we are still liable to indemnify them and Paul Siegel in accordance with law.

During 1998 the pension trust for the benefit of Henry Siegel advanced us $150,000. Mr. Henry Siegel and Mr. Paul Siegel advanced us $50,000 in 1999 as non-interest bearing loans. These loans were repaid in January 2000. At the same time we entered into a separate agreement with Henry Siegel we entered into an agreement with Mr. Siegel's pension fund pursuant to which we agreed to repay on May 12, 2000 the full amount of the fund with shares of common stock at the market price on the same date. Options to the pension fund have been terminated.


Mr. Richard Kostyra purchased 200,000 shares of our common stock in May, 1999 at a price of ten ($.10) cents per share. Mr. Kostyra subsequently became a director and was granted 150,000 shares.

Mr. Siegel claims that we have breached the separation agreements with him with regards to our obligation to issue stock to him.

We believe the terms of the transaction with our affiliates described above are as favorable to us as would have been obtained from independent third parties.

                              PLAN OF DISTRIBUTION

Sales of the shares may be made from time to time by the selling stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Sales may be made at prices at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices as follows:

         o  on the over-the-counter market or foreign securities exchange,

         o  in privately negotiated transactions or

         o  otherwise or in a combination of these transactions.

In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus. Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of such exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o face-to-face transactions between sellers and purchasers without a broker-dealer.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales.

In connection with distributions of the shares or otherwise, broker-dealers may engage in short sales of the shares. That is they may sell the shares prior the dealer acquiring the shares. The selling stockholders may also sell shares short and deliver the shares to close out such short positions.

The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales and any commission, discount or concession may be considered to be underwriting discounts or commissions under the Securities Act.

Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholders, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, if any, to a person who purchases any of the shares from or through the dealer or broker.

We have advised the selling stockholders that during the time they may be engaged in a distribution of the shares they are required to comply with Regulation M adopted under the Securities Exchange Act. In general, Regulation M precludes the selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities. This distinction depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

It is anticipated that the selling stockholders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time, the sales, or the possibility of sale, may have a depressive effect on the market price of the common stock.

                             SELLING SECURITYHOLDERS

         The following table contains certain information as of June 1, 2000 with respect to the selling stockholders. The number o f shares that may actually be sold by the selling stockholders will be determined by the selling stockholders, which may depend upon a number of factors, including, among other things, the market price of the common stock. The selling stockholders are not broker-dealers or affiliates.

                                    Number of Shares of           Number of Shares          Shares of Common Stock
                                    Common Stock Owned            of Common Stock           Owned After Sale of
Name of                             Before Offering (1)(4)        Being Offered             All Shares (2)(4)
Stockholders
-------------------                 ----------------------        ----------------          ----------------------
Brae Limited                                356,556                  350,000(3)                    6,556
Staffin Limited                             651,666                  650,000(3)                    1,666
Rowlett Enterprises Limited                 800,000                   800,000                         -0-
Southern Provinces Limited                  800,000                   800,000                         -0-
Coastal Provinces Limited                   800,120                   800,000                        120
NewCard, Inc.                               800,000                   800,000                         -0-
Newco. Management Limited                   800,000                   800,000                         -0-
Rothesay Limited                            285,539                   285,539                         -0-
ARAN Limited                                500,000                   500,000                         -0-
Craignine Limited                           500,000                   500,000                         -0-
Chesterton Trading                          500,000                   500,000                         -0-
Robert Lancelotti                         2,962,000                 2,962,000                         -0-
Carol Sitte                               1,000,000                 1,000,000                         -0-



Byron R. Lerner                           4,700,000(3)         4,700,000(3)                           -0-
Kevin Eastman(A)                            100,000              100,000(3)                           -0-
Pasquale Ceruasio                           120,000              120,000                              -0-
Darrell C. Lerner                            40,000               40,000                              -0-
Conviro Associates                          500,000              500,000                              -0-
R&A Cervasio                                100,000              100,000                              -0-
S&J Aiello                                  125,000              125,000                              -0-
B&F Marano                                  100,000              100,000                              -0-
Gloria Samuels                              250,000              250,000                              -0-
James Faro                                   10,000               10,000                              -0-
Frank Massro                                  5,000                5,000                              -0-
Timothy Deignan                               5,000                5,000                              -0-
Eric Tjaden                                  20,000               20,000                              -0-
James Tubbs                                  10,000               10,000                              -0-
Eunyung Eudie Yang                           10,000               10,000                              -0-
Richard Volpe                                10,000               10,000                              -0-
Donald J. Schleifer                         100,000              100,000                              -0-
Artur Gomes                                 100,000              100,000                              -0-
Oranzio Bencivenni                          100,000              100,000                              -0-
Luigi Andreotti                              50,000               50,000                              -0-
Esquire Trades Finance Inc.              10,954,000(3)(4)     10,954,000(3)(4)                        -0-
Ellis Enterprises Ltd.                    3,361,300(3)(4)      3,361,300(3)(4)                        -0-
Austinvest AnStalt Balzers               10,964,000(3)        10,964,000(3)                           -0-
Amro International                        7,205,100(3)(4)      7,205,100(3)(4)                        -0-
Nesher Inc.                               4,240,000(3)         4,240,000(3)                           -0-
Guarantee & Finance Corp.                   700,000(4)           700,000(4)                           -0-
Libra Finance, SA                        32,116,000(3)(4)     32,116,000(3)(4)                        -0-
Talibya B. Investments                    2,285,100(3)(4)      2,285,100(3)(4)                        -0-
B. Hayut                                  2,775,000(3)(4)      2,775,000(3)(4)                        -0-
J. Hayut                                    947,500(3)(4)        947,500(3)(4)                        -0-
Irving Greenman(B)                        1,000,000(3)M        1,000,000(3)                           -0-
Barbara Hamway                              500,000(3)           500,000(3)                           -0-
Richard Gersh Associates, Inc.              352,770              352,770                              -0-
Paul Siegel(B)                            3,350,000            3,350,000                              -0-
Henry Siegel(B)                           3,350,000            3,350,000                              -0-
Ray Volpe(5)(B)                           3,342,864(3)         3,342,864(3)                           -0-
Pegasus Finance                           2,010,000(3)         2,010,000(3)                           -0-
Yap Lay Kwan                                138,500              138,500                              -0-
Gary Hudson                                 100,000              100,000                              -0-
Richard Kostyra(A)                          350,000              350,000(3)                           -0-
Jack Woolf                                   35,000               35,000                              -0-
Media Partners International BV           1,640,625            1,640,625                              -0-
Tree House Media                            146,000              146,000                              -0-
Eric Ashenberg                              300,000              300,000                              -0-
Jan McCormack                               250,000(3)           250,000(3)                           -0-
Polly Bergan                                100,000(3)           100,000(3)                           -0-
David Haselhof                              250,000(3)           250,000(3)                           -0-
Paneth Haber Zimmerman                      300,000              300,000                              -0-
Myron Hyman(A)                              300,000              300,000(3)                           -0-
Mark DiPippa                                 60,000               60,000                              -0-
Tempomedia                                1,100,000            1,100,000                              -0-
Lawrence Montorff                           200,000              200,000                              -0-
BKS Entertainment                            40,000               40,000                              -0-
Snow Becker Krauss, P.C.                    300,000              300,000                              -0-
Barry Sytner                                600,000              600,000                              -0-
Avi Ron                                     800,000              800,000(3)(4)
Hyett Capital Ltd.                          800,000              800,000(4)
Moshu Manoah                              3,500,000(3)(4)      3,500,000(3)(4)
F&A Holdings                                800,000(3)(4)        800,000(3)(4)
Eileen Siegel                               500,000              500,000
Paul Cioffari                               300,000              300,000


 ----------
(A) One our present officers or directors

(B) One of our former officers or directors

(1) Represents those shares of common stock held by the selling stockholders, if any, together with those shares that a selling stockholder has the right to acquire within 60 days from the date of this prospectus.

(2) Assumes all of the shares being offered will be sold. Because the selling stockholders may sell all, some or none of the shares that he, she or it holds, and because the offering contemplated by this prospectus is not now a "firm commitment" underwritten offering, the actual number of shares that will be held by the selling stockholders upon or prior to termination of this offering may vary.

(3) Includes shares issuable upon the exercise of warrants or options.

(4) Represents rights to obtain an indeterminate number of shares based on lower of market price or a fixed price pursuant to convertible notes. The number above reflects the minimum number of shares required to be registered pursuant to the terms of convertible notes as well as a number of shares issuable upon the exercise of warrants, except for 37,500 shares in case of Ellis Enterprises Ltd. and 150,000 shares in case of Amro International which are issuable upon exercise of warrants.

(5) Messr. Ray Volpe have been granted presently exercisable options covering 437,500 shares.

Does not include unrestricted shares held by unaffiliated shareholders, the amount of such shares varies from time to time as the holders purchase and sell such shares periodically.

The selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the selling stockholders may be set forth from time to time in prospectus supplements to this prospectus.

                            DESCRIPTION OF SECURITIES

The following descriptions of our securities are qualified in all respects by reference to our Certificate of Incorporation and By-laws. The Certificate of Incorporation authorizes us to issue 100,000,000 shares of common stock, $.001 par value, and 15,000,000 shares of "blank check" preferred stock, $.001 par value. We have agreed with the purchase of our convertible notes to increase our authorization or consummation of a reverse stock split to enable all the notes to be converted and the warrants to be exercised which were acquired in connection with the issuance of the notes.

Common Stock

As of May 1, 2000 there were 45,419,730 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to terms of future outstanding preferred stock, holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their common stock into any other securities. All shares of common stock have equal, non-cumulative voting rights, and have no preference, exchange, preemptive or redemption rights.

Preferred Stock

There are no shares of preferred stock outstanding our Certificate of Incorporation authorizes the issuance of the Preferred Stock with designations, rights and preferences determined from time to time by its board of directors. The preferred stock may be issued in series, and the preferred stock of each series will have such rights and preferences as are fixed by the board of directors in the resolutions authorizing the issuance of that particular series.

In designating any series of the preferred stock, the board of directors may fix the number of shares of the preferred stock constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the common stock), rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of the series of the Preferred Stock. It is possible, without any action of our stockholders, that the holders of any series of the preferred stock, when and if issued, will have priority claims to dividends and to any distributions upon our liquidation and that they may have other preferences over the holders of the common stock. The board of directors may issue series of the preferred stock without action of our stockholders.

The issuance of the preferred stock may be used as an anti-takeover device without further action on the part of the stockholders. Furthermore, the issuance of the preferred stock may dilute the voting power of holders of the common stock including preferred stock with super-voting rights. This may make it more difficult to remove current management, even in situations where removal may be in the stockholders' best interests. We have no current plans to issue any of the preferred stock.

Convertible Notes

We have issued convertible notes bear interest at 8% per annum. The convertible notes mature on March 9, 2001. The notes are convertible into shares of our common stock. The conversion price is equal to 75% of the lowest bid price for shares of our common stock over the preceding 60 trading days, but is limited to $.10. The shares of our common stock that are issuable upon exercise of the convertible notes are being registered in this registration statement. Different notes have different maturities.

On May 12, 2000, we executed a forbearance letter with the following parties Austinvest Anstalt Balzers, Esquire trade and Finance Inc., Amro International, SA, Nesher, Inc., Moshe Manoah, Guarantee & Finance, Corp., Ellis Enterprises Ltd., Baruh Hayut, S & A Holding, and Avi Ron with regards to the above-referenced notes by which such parties agreed not to jeopardize our financial condition for at least another six months from the date of the forbearance letter.

Delaware Law and Certain Charter Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved:

         o the Board of Directors prior to the date the interested stockholder obtained such status or

         o the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

Our Certificate of Incorporation and By-laws contain certain additional provisions which may have the effect of delaying or preventing a change in control. These provisions include blank check preferred stock containing term may be fixed by our board of directors without stockholder approval.

Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control by us.

Transfer Agent

The transfer agent for our common stock is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520.


                                  LEGAL MATTERS

Legal matters in connection with the securities offered will be passed upon by Parker Duryee Rosoff & Haft, New York, New York 10017.

                                     EXPERTS

Our consolidated financial statements included in this prospectus have been audited by Liebman Goldberg & Drogin LLP, independent certified public accountants, as set forth in their report, and are included herein in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                         KALEIDOSCOPE MEDIA GROUP, INC.
                                AND SUBSIDIARIES

                            FINANCIAL STATEMENTS WITH
                          INDEPENDENT AUDITORS' REPORT

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                         KALEIDOSCOPE MEDIA GROUP, INC.
                                AND SUBSIDIARIES

                 For the years ended December 31, 1999 and 1998

                                    CONTENTS




                                                                    PAGE #


Independent Auditors' Report                                          1


Financial Statements:

     Consolidated Balance Sheets                                    3 - 4

     Consolidated Statements of Operations                            5

     Consolidated Statements of Stockholders' Deficit                 6

     Consolidated Statements of Cash Flows                          7 - 8

     Notes to Consolidated Financial Statements                     9 - 26

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Kaleidoscope Media Group Inc.


We have audited the accompanying consolidated balance sheet of Kaleidoscope Media Group, Inc. and Subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Kaleidoscope Media Group, Inc. and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Liebman Goldberg & Drogin, LLP
Garden City, New York

March 7, 2000

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET



                                     ASSETS


                                                               December 31,
Current Assets:                                                    1999
                                                            ----------------
    Cash                                                         $   45,650
    Accounts receivable, less allowance for
        doubtful accounts of $411,428                               213,222
    Program cost inventory - current portion, net
        of accumulated amortization                                 280,119
    Other current assets                                            148,397
                                                                -----------

        Total current assets                                        687,388

Property and Equipment, at cost, less
   accumulated depreciation                                          41,680

Investment in Joint Venture                                         453,826

Other Assets                                                         11,592
                                                                 ----------

                                                                 $1,194,486
                                                                 ==========


                       See notes to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                                                               December 31,
Current Liabilities:                                                                               1999
                                                                                               -----------
        Convertible notes payable ..............................................               $ 1,308,468
        Accounts payable and accrued liabilities ...............................                 1,997,475
        Loans payable, officer .................................................                   249,800
        Income taxes payable ...................................................                   906,302
        Deferred income and client advances ....................................                   304,282
        Cash overdrafts ........................................................                    19,308
                                                                                               -----------

            Total current liabilities ..........................................                 4,785,635

Security Deposit Payable .......................................................                    10,552
                                                                                               -----------

            Total liabilities ..................................................                 4,796,187
                                                                                               -----------

Stockholders' Deficit:
        Common stock, $0.001 par value, 100,000,000 shares authorized; and
            41,355,960 issued in 1999 ..........................................                    41,356
        Preferred stock, $0.001 par value, 15,000,000
            shares authorized, none issued in 1999 .............................                         -
        Additional paid-in capital .............................................                 9,103,063
        Accumulated deficit ....................................................               (13,246,120)
                                                                                               -----------

            Total stockholders' deficit ........................................                (3,601,701)
                                                                                               -----------

            Total liabilities and stockholders' deficit ........................               $ 1,194,486
                                                                                               ===========

                       See note to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                For the Years ended
                                                                                    December 31,
                                                                             1999                  1998
                                                                         ------------         ------------

Net Revenue                                                              $    (53,668)          $1,137,675
                                                                         ------------         ------------

Direct Project Costs:
        Amortization of program costs and
          other direct project costs                                        1,328,560            4,571,399
        Other direct project costs                                             33,054                    -
                                                                         ------------         ------------

            Total direct project costs                                      1,361,614            4,571,399
                                                                         ------------         ------------

Gross Loss                                                                 (1,415,282)          (3,433,724)
                                                                         ------------         ------------

Expenses:
        Amortization of program costs relating to joint venture                     -              188,658
        Salaries and benefits                                               1,073,736            1,183,355
        General and administrative                                          1,274,011            1,715,719
        Amortization of goodwill                                                    -              831,414
        Interest                                                               82,585               41,090
                                                                         ------------         ------------

            Total expenses                                                  2,430,332            3,960,236
                                                                         ------------         ------------

Operating Loss                                                             (3,845,614)          (7,393,960)


Gain on Lease Cancellation                                                          -              193,133
                                                                         ------------         ------------

Loss before Equity in Loss of Joint
        Ventures and Income Taxes                                          (3,845,614)          (7,200,827)

Loss Income of Joint Venture                                                 (443,476)            (188,658)
                                                                         ------------         ------------

Loss before Income Tax Expense                                             (4,289,090)          (7,389,485)

Provision for Taxes                                                                 -              676,430
                                                                            ---------         ------------

Net Loss                                                                 $ (4,289,090)        $ (8,065,915)
                                                                         ============         ============

Basic Loss Per Share                                                          $ (0.10)             $ (0.27)
                                                                         ============         ============

Diluted Loss Per Share                                                        $ (0.10)             $ (0.27)
                                                                         ============         ============



                       See notes to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                           Additional
                                           Shares              Common        Paid-in             Accumulated
                                            Issued             Stock        Capital                Deficit             Total
                                          ----------          --------     ----------           -------------      ------------

Balance - January 1, 1998                 26,027,082          $ 26,027     $ 6,197,661          $    (891,115)     $  5,332,573

Issuance of shares                        12,633,878            12,634       3,188,597                      -         3,201,231

Net loss                                           -                 -               -             (8,065,915)       (8,065,915)
                                          ----------          --------     ----------           -------------      ------------

Balance - December 31, 1998               38,660,960            38,661       9,386,258             (8,957,030)          467,889

Issuance of shares                         2,695,000             2,695         216,805                      -           219,500

Net loss                                           -                 -               -             (4,289,090)       (4,289,090)
                                          ----------          --------     -----------          -------------      ------------

Balance - December 31, 1999               41,355,960          $ 41,357     $ 9,603,062          $ (13,246,120)     $ (3,601,701)
                                          ==========          ========     ===========          =============      ============












                       See notes to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          For the Years ended
                                                                              December 31,
                                                                      -------------  -------------
Cash Flows from Operating Activities:                                      1999           1998
                                                                      -------------  -------------
Net (loss)                                                            $ (4,289,090)  $ (8,065,915)
Adjustment to reconcile net (loss) to net cash
    used in operating activities:
        Amortization and depreciation                                      169,529        893,711
        Equity in income of joint venture                                  443,476        188,658
        Expense paid through the issuance of stock                          56,250              -
        Deferred income tax expense                                              -        622,600
        Deferred rent                                                            -       (319,539)
        Change in assets and liabilities:
            Accounts receivable                                            110,103        423,356
            Other current assets                                            (6,333)        74,147
            Investment in joint venture                                          -        198,390
            Security deposits payable                                            -         10,552
            Options payable                                                      -       (143,750)
            Other assets                                                  (241,361)        12,524
            Cash overdraft                                                   6,257       (181,097)
            Accounts payable and accrued liabilities                       615,385       (414,294)
            Write-down of program cost inventory                         1,328,560      3,712,932
            Income taxes payable                                                 -         66,805
            Deferred income and client advances                            304,282       (697,033)
                                                                      ------------   ------------
                         Net cash (used in) operating activities        (1,502,942)    (3,617,953)
                                                                      ------------   ------------

Cash Flows from Investing Activities:
        Distributions from joint venture                                   102,500              -
        Expenditures for program costs                                    (156,744)             -
        Acquisition of property and equipment                              (28,447)        (7,973)
        Loans receivable - officer                                           9,000              -
        Investment in joint venture                                        (10,350)             -
                                                                      ------------   ------------
                         Net cash (used in)
                             investing activities                          (84,041)        (7,973)
                                                                      ------------   ------------





                       See notes to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                      For the Years ended
                                                                          December 31,
                                                                      1999          1998
                                                                   ----------    ----------
Cash Flows from Financing Activities:
        Repayments of loans payable - stockholders                          -        27,300
        Proceeds from notes payable                                 1,308,468       150,000
        Loans payable to officers                                      99,800             -
        Issuance of common stock                                      219,500     3,201,231
                                                                   ------------- ----------
            Net cash provided by (used in) financing activities     1,627,768     3,378,531
                                                                   ------------- ----------
(Decrease) increase in cash                                            40,785      (247,395)
Cash - January 1,                                                       4,865       252,260
                                                                   ------------- ----------

Cash - December 31,                                                $   45,650    $    4,865
                                                                   ==========    ==========



                       See notes to financial statements.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


Note 1  -  Organization and Description of Business:

           On October 22, 1996, Kaleidoscope Media Group, Inc. ("KMG"), changed its name from BNN Corporation in December 1997 (upon reincorporating as a Delaware corporation - it had been a Nevada corporation) and was a publicly traded corporation without significant operations, acquired all of the outstanding share of HSPSMM, Inc. ("HSPS") which changed it name from Kaleidoscope Media Group, Inc. in November 1997. The transaction was effected by issuing additional KMG shares in an amount that resulted in the original HSPS shareholders receiving approximately 40.3% of the outstanding shares of BNN. The original HSPS shareholders owned additional shares of KMG from before the October 22, 1996 transaction. After the consummation of the transaction, they owned approximately 47% of the outstanding shares, and with the other 53% scattered, had effective control.

           For financial reporting purposes, the transaction was recorded as a recapitalization of HSPS. HSPS is the continuing, surviving, entity for accounting purposes, but adopted the capital structure of KMG which is the continuing entity for legal purposes. All references to shares of common stock have been restated to reflect the equivalent number of KMG shares.

           To clarify the corporate names discussed above, the parent company, formerly called BNN Corporation, has adopted the name of the former subsidiary, Kaleidoscope Media Group, Inc. which in turn changed its name to HSPSMM, Inc. All references in these financial statements to KMG refer to the "new" KMG; all references to HSPS refer to the "old" KMG.

           HSPS was formed in May of 1996, at which time it issued 5,685,688 common shares to acquire approximately 91% of the outstanding shares of SeaGull Entertainment, Inc. ("SeaGull") and 3,814,312 common shares to acquire 100% of the outstanding stock of the Kaleidoscope Group ("KG"), a marketing and consulting company engaged primarily in sports and event marketing. Since, as a result of the transaction, stockholders of SeaGull owned a majority of the common stock of HSPS, the acquisition of SeaGull by HSPS was accounted for as a recapitalization of SeaGull. Accordingly, the historical financial statements are those of SeaGull. The acquisition of KG was accounted for as a purchase of KG by SeaGull. The shares issued to acquire KG were assigned a value of $2,900,000, based upon the fair value of KG's net assets. At the date of acquisition, KG had a stockholders' deficit of approximately $539,670, resulting in the recording of goodwill of $3,439,670. During 1998, KG discontinued operations of this division. Any remaining unamortized goodwill related to the acquisition was written off.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

Note 1  -  Organization and Description of Business (Continued):

           Kaleidoscope Media Group, Inc is primarily engaged in the business of the development domestic and international distribution of entertainment properties as well as exploiting the related licensing and merchandising opportunities, home video distribution and distribution of programming for Internet broadcasting. It also provides consulting services in the development of specialty television programming and is involved in the acquisition and distribution of entertainment library properties.

Note 2  -  Summary of Significant Accounting Policies:

           Principles of Consolidation:

           The consolidated financial statements include the accounts and transactions of KMG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. KMG's investment includes 50% owned joint venture in Keller Siegel Entertainment and is accounted for on the equity method. KMG also has an investment of 40% in a joint venture, The Kirkwood Group. Accordingly, KMG's share of the loss of the joint ventures are included in the consolidated statement of operations.

           Program Cost Inventory:

           Program cost inventory is stated at the lower of amortized cost or estimated realizable value. Television productions and participation costs are amortized based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources (the "ultimate" revenue) on an individual production basis. Estimates of total gross revenues can, and usually do, change significantly due to the level of market acceptance of television products. In addition, because of uncertainties inherent in the process of estimating costs, estimates of the ultimate costs of episodic television programming can change significantly in the near term. Accordingly, the estimates of ultimate revenue and costs are reviewed periodically and are adjusted upward or downward as additional information is learned. Amortization expense is consequently adjusted. Such adjustments could have a material effect on results of operations in future periods.

           In the case of episodic television programming, the Company considers each season to be a single product for the estimation of ultimate revenues and costs.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

Note  2 -  Summary of Significant Accounting Policies (Continued):

           Program Cost Inventory (Continued):

           During 1999, The Company had written off $1,328,560 of program cost inventory due to lower estimates of revenues or discontinued projects.

           Revenue Recognition:

           Revenue from the licensing or distribution of a television program is recognized when the licensee of the program has the legal right to exhibit or broadcast the program and the program is deliverable to the licensee.

           Revenue from the barter syndications of television programming (the sale of television programming in exchange for advertising time) is recognized when the program has been licensed, the licensee has the legal right to broadcast the program, the program is deliverable to the licensee, noncancelable contracts have been signed with both the station and the purchaser of the advertising time and appropriate allowances can be estimated for rating shortfalls (" make goods"). The estimation process has inherent uncertainties. Accordingly, management's estimate of the allowance for rating shortfalls may change in the near term. Such changes could have a material effect on results of operations in future periods.

           Expenditures Billable to Clients:

           Expenditures billable to clients represent direct costs incurred by the Company, in connection with its various contracts, that are either specifically billable to the clients under the contracts, or related to contracts for which the fees have not yet been filled or earned. Payroll and related costs, including those relating to specific client work, are expensed as incurred.

           Deferred Revenue:

           Deferred revenue represents amounts received from or billed to clients in accordance with certain contracts prior to the Company's completion of the earning process in accordance with its revenue recognition policy. Upon completion of the earning process, the amounts are included in revenue.

           Depreciation:

           Property and equipment are stated at cost and are depreciated on straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

Note 2  -  Summary of Significant Accounting Policies (Continued):

           Cash Overdrafts:

           KMG and the various subsidiaries maintain most of their cash balances in the same bank but in separate accounts owned by the different corporations. The Company's practice has generally been to view the group of accounts at the same bank as one balance and to move funds from one account to another, with the bank's cooperation, as funds are needed to pay checks as presented. Because there is no legal right of offset of one subsidiary's positive balance with another's overdraft balance, generally accepted accounting principles require that the overdraft balances be shown separately as a liability.

           Incentive Stock Option Plan:

           Stock based compensation is recognized using the intrinsic value method under which compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the exercise price. For disclosure purposes, pro-forma net income and earnings per share are provided as if the fair value method had been applied.

           Use of Estimates:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the years then ended. Actual results could differ from those estimated.

           Fair Value of Financial Instruments:

           SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents and accounts receivable approximates fair value.

           Impairment of Long-Lived Assets:

           The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". However, management believes any such effect will not be material.

           Accounting Pronouncements:

           The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999




Note 2  -  Summary of Significant Accounting Policies (Continued):

           Loss Per Common Share:

           Basic loss per common share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share include the effects of potential dilution that would occur if securities (such as warrants) or other contracts (such as options) to issue common stock were exercised or converted into common stock. Such instruments that are convertible into common stock are excluded from the computation in periods in which they have an anti-dilutive effect. Inclusion of the contingent shares potentially issuable as a result of the KMG transaction would have an anti-dilutive effect on earnings (loss) per share. As a result it was not used in the earnings per share calculation. The weighted average number of common shares used to calculate loss per common share during 1999 and 1998 was 40,860,878 and 29,779,026, respectively.

           The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement establishes standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement.

           Income Taxes:

           Income tax expense (benefit) consists of income taxes currently due or refundable arising from the period's operations as adjusted by the deferred tax expense (benefit). The deferred tax expense (benefit) arises from those changes in the Company's deferred tax assets and liabilities relating to operations. Deferred tax assets and liabilities result from temporary differences between the amounts of assets and liabilities recorded on the financial statements and the amounts recorded for income tax purposes. Deferred tax assets also result from certain income attributes existing at the balance sheet date that can provide future income tax benefits including net operating loss carryforwards which can be used to offset future taxable income. The deferred tax assets and liabilities are calculated based on the currently enacted tax rates that apply to the periods that the temporary differences are expected to reverse or the tax attributes are expected to be utilized. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is likely that some portion or all of the deferred tax assets will not be realized.

           The Company files a consolidated Federal income tax returns which includes all the subsidiaries. KMG and each of the subsidiaries files separate state and local income tax returns in the jurisdictions where they are subject to tax. Accordingly, when one subsidiary has taxable income, the tax losses of another subsidiary cannot be used to offset that subsidiary's taxable income for state and local purposes. State and local taxes must be paid even though the consolidated entity has a loss.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 3  -  Major Customers:

             There were no major customers in 1999 or 1998.

Note 4 -  Program Cost Inventory:

           Program cost inventory consisted of the following:

                                                           December 31,
                                                               1999
                                                               ----
           Released, less accumulated amortization           $      0

           In-process                                         280,119
                                                              -------
                                                              280,119
           Less: Current portion                             (280,119)
                                                             --------
           Noncurrent portion                                $      0
                                                             ========

Note 5 -  Related Party Transactions:

          Mr. Henry Siegel, Chairman of the Board, Chief Executive Officer and Director of the Company since 1995, is an officer of Seagull Entertainment, a wholly owned subsidiary. Mr. Siegel's brother Paul is also a Director of the Company. During 1998, the Pension Trust for the benefit of Henry Siegel advanced the Company $150,000. The Company is currently accruing interest at a rate of 15% per annum. As of December 31, 1999 the Company has recorded accrued interest in the amount of approximately $34,000 related to the Pension Trust advance to the Company. No repayment terms have been established as of December 31, 1999.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

Note 6 - Property and Equipment:

            Property and equipment consisted of the following:



                                                              December 31,
                                                              ------------
                                                         1999           1998
                                                         ----           ----

           Automobile                                 $      0        $ 51,543
           Furniture and fixtures                       14,855          14,855
           Computers and office equipment               74,873          46,426
                                                      --------        --------
                                                        89,728         112,824
           Less: accumulated depreciation              (48,048)        (84,366)
                                                      --------         -------

                                                      $ 41,680        $ 28,458
                                                      ========        ========


            Depreciation expense was $15,255 and $62,297 for the years ended December 31, 1999 and 1998 respectively.

Note 7 - Investment in Joint Ventures:

            The Company has a 50% ownership interest in Keller-Siegel Entertainment LLC ("KSE"). KSE produces Tarzan: The Epic Adventures, an hour long action adventure television series that first aired in September, 1996. Revenue is derived from both domestic and foreign sources. Summarized financial information of KSE as of December 31, and the years then ended are as follows:

                                                                                      December 31,
                                                                                      ------------
                                                                               1999                1998
                                                                               ----                ----
                  Assets                                                  $   98,027            $ 281,671
                  Liabilities                                                 98,027              281,671
                                                                            --------              -------
                  Members capital                                         $        -            $       -
                                                                            ========              =======
                  Revenue                                                 $   14,575            $  36,865
                                                                            ========              =======
                  Net income                                              $   23,890            $(317,316)
                                                                            ========              =======
                  Company's equity in net (loss) income                   $  188,658            $(188,658)
                                                                            ========              =======

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


Note 7 - Investment in Joint Ventures (continued):

            The Company is the domestic distributor of Tarzan: The Epic Adventures. Both the Company and the other 50% owner of KSE provide production, marketing and administrative services to KSE, the cost of which exceeds the reimbursements received from KSE. Certain of these production and marketing costs related to Tarzan: The Epic Adventures have been capitalized by the Company as program cost inventory. The amortization of this program cost inventory, as well as the KSE share of administrative and noncapitalizable marketing costs are recognized as expenses in the statement of operations. As of December 31, 1999, the Company had made a decision to write down the investment in KSE by approximately 50%. The Company feels the ultimate recognition in revenues from Tarzan series will not be met.

            The production costs for the two part premiere episode along with certain pre-release marketing costs were funded by STI Entertainment ("STI") under an agreement by which STI was to fund the production costs for the entire season's episodes in exchange for significant gross profit participation. STI refused to supply the funding for the remaining episodes. As a result, KSE incurred significant costs in arranging for alternate financing. During 1997, STI asserted a claim for an accounting, contending that they were due monies for the premiere episode. Management vigorously contests this claim, contending that STI materially breached its contract with KSE, which material breach excused any further performance of KSE thereunder, and also contending that KSE has been damaged in an amount exceeding $2,800,000. A complaint has been filed by KSE against STI and others seeking damages for breach of contract and to declare that KSE is excused from all future performance under the contract. Management and STI are now engaged in settlement discussions. Despite management's belief that it has a strong case for the damages claim against STI and against STI's claim for profit participation, due to the uncertainties inherent in litigation, it is at least reasonably possible that a material liability could result, although the amount cannot be estimated.

Note 8 - Convertible Notes Payable:

            Convertible Notes Payable as of December 31, 1999 as
            summarized as follows:
            8% Convertible Note Payable
            Dated April 1999, 8% Interest Per
            Annum Principal and Interest
            Due January 2, 2001                     $  850,000

            8% Convertible Note Payable
            Dated August 1999, 8% Interest Per
            Annum Principal and Interest Due
            January 2, 2001                            112,000

            8% Convertible Note Payable
            Dated December 1999, 8% Interest
            Per Annum, Principal and Interest
            Due January 2, 2001                        346,468
                                                    ----------
                                                    $1,308,468
                                                    ==========

            In April 1999, the Company issued 8% convertible promissory notes payable aggregating $850,000 to non related investors. The Notes are convertible into an indeterminate number of shares at a conversion price of the lower of fifteen cents per share or 70% of the lower closing price within sixty days of conversion. In conjunction with the financing, the Company issued 850,000 warrants at an exercise price of $.19 per warrant.

            In August 1999, the Company sold an additional $112,000 principal amount of notes and issued an additional 1,500,000 warrants to acquire our common stock. The Company believes these securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2).

            In December 1999, the Company received an additional amount of $346,468 from the sale of the convertible notes. The maturity date on all the notes is January 1, 2001. On January 3, 2000 the balance of the $500,000 convertible note was received by the company.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 9 - Commitments:

            The Company currently leases the space for its principal office in New York, NY under a month-to-month basis with monthly payments of $6,000. The Company's month-to-month lease will expire in July 2006. The Company is also the lessee of office space, located in Los Angeles, California, under a lease which expires in June 2002. In 1998, the Company signed an agreement with the landlord of its Los Angeles office space to re-let its premises. The sublease agreement stipulates that the Company will remain primarily liable for the payment of all rental amounts. Mr. Paul Siegel and Henry Siegel have personally guaranteed the Lease Agreement. The office lease provide for future escalation based on certain cost increases.

            Rent expense was $115,697 and $246,811 for the years ended December 31, 1999 and 1998 respectively. In 1998, rent expense was offset by sublease income of $194,053.

            On July 1, 1999, Mr. Paul Siegel ceased to be an employee of the Company and became a consultant. He is receiving fees of $10,000 per month plus an automobile allowance. The Company has terminated his previous employment agreement. As of December 31, 1999, the Company owes Mr. Paul Siegel approximately $36,000 which has been accrued at the balance sheet date.

            In December 1999, the Company entered into an employment agreement with Myron Hyman, President and Chief Operating Officer of the Company. The agreement is for thirty-seven months and provides for a base salary of $150,000 increasing to $200,000 for months 13 through 25 and $250,000 for the balance of the term. Effective January 3, 2000 the agreement provides for payments of bonus at the sole discretion of the board additional life insurance and an automobile allowance. The agreement provides for severance in certain circumstances including a change of control.

            The chief executive officer entered into a new three year agreement upon the expiration of his existing employment agreement on December 21, 1999. Mr. Siegel is to receive an annual salary of $150,000 in the first year with an increase to $200,000 in the second year and $250,000 in the third year. The agreement provides for payments of bonus at the sole discretion of the board additional life insurance and an automobile allowance. The agreement provides for severance in certain circumstances including a change of control.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 10 - Contingencies:

            On June 21, 1996, a suit was filed against two of the Company's subsidiaries and other unrelated parties in the amount of $21,000,000 alleging that they are successors to the alleged liability for a default judgment entered against a former affiliate of the subsidiaries in April, 1995 for an alleged action taking place in 1988. The subsidiaries have vigorously defended themselves in this litigation. Management believes that the claim against the former affiliate lacks merit and that, in any case, its subsidiaries have no responsibility for the debts of the former affiliate. Furthermore, management believes that if any judgment were to be entered against the subsidiaries, it would be able to obtain indemnification from the prior owner of the former affiliate's business, a major advertising agency. In a recent decision, the court dismissed plaintiff's claim against the subsidiaries and at the same time found that the advertising agency may be liable to the plaintiff pursuant to aforesaid indemnity agreement. The plaintiff and the advertising agency have submitted arguments to reargue and the Company believes they intend to appeal in any event. While management believes, based on the foregoing, that the litigation will not have a material effect on the Company's financial position, it is as least reasonably possible that a material liability could result, although the amount cannot be estimated.

            At the time of the May, 1996 acquisition of KG, KG had a note payable (jointly and severally with a former affiliate that is now insolvent) to a former parent company in the amount of $225,000. KG was contesting its liability under this note because of various claims against the former parent. In accounting for the acquisition, the Company valued the liability at $40,000 based on a signed settlement agreement with the former parent's bankruptcy trustee. Subsequent to the issuance of the 1996 financial statement, the settlement was rejected by the creditors of the former parent. No efforts have been made by the former parent's bankruptcy estate to collect this debt, the Company still intends to assert its counterclaims if the matter is litigated. No adjustment has been made to the original $40,000 valuation assigned to the debt. It is, however, at least reasonably possible that the Company would be required to pay the full $225,000, resulting in a loss of $185,000.

            In December 1997, the Company filed an action seeking damages for breach of contract and fraudulent inducement of contract, among other claims, arising out of a venture that the Company entered into, with the defendants in the action to promote a Latin American boxing tournament. The Company seeks damages of at least $500,000 plus punitive damages in the action. Two of the defendants have answered the complaint, asserting various affirmative defenses and two counterclaims seeking damages of not less than $250,000. In September 1999, the Company obtained a default judgment against all defendants which also dismissed all counterclaims. In addition the defendants have declared bankruptcy.

            Certain former independent contractors, related to each other, who performed services for the Company, have expressed a belief that they have valid claims against the Company amounting to up to $500,000. It is not known whether these former independent contractors will press their claims. If they do, management intends to contest each case vigorously and to file substantial counterclaims.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999




Note 10 - Contingencies (Continued):

            During 1998, various claims were filed against the Company alleging breach of contract, failure to pay in accordance with a contract of services, alleged failure to permit the transfer of stock certificates and unpaid salary to a former subsidiary's employee. These claims are in excess of $2,750,000. The Company denies all liability and in certain instances has counter-claimed for damages. It is not possible to assess the probable outcome of these claims, but it is at least reasonably possible that a material gain or loss could result.

            In December 1999, the Company had reached an agreement on a claim filed in 1998 between ACC Entertainment and the Company. The agreement calls for the Company to pay ACC $100,000. As of December 31, 1999, the Company has recorded a liability for this claim.

            Other contingencies include an action for an alleged unpaid bonus of $25,000 and claims for approximately $89,000 arising from a sporting event managed by KG in early 1996. Management believes that the claims are not valid and no liabilities have been recorded for these amounts as management believes that no loss is probable. It is, however, reasonably possible that the Company will have to pay these claims.

            Going Concern:

            As shown in the accompanying financial statements, the Company incurred a net loss of $4,289,090 during the year ended December 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $4,098,248. Those factors, create an uncertainty about the Company's ability to continue as a going concern. However, the Company has recently completed a transaction whereby they issued convertible debentures for the sum of $750,000. The investors, subject to certain conditions, which the Company believes are attainable, have agreed to purchase an additional $1,250,000 of convertible debentures. The ability of the Company to continue as a going concern is dependent upon the completion of this financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 11 - Income Taxes:

          The tax benefit for the year ended December 31, 1999 and the provision for income taxes for the year ended December 31, 1998 consist of the following components:

                                                        Year Ended December 31,
                                                      --------------------------
                                                          1999            1998
                                                          ----            ----
                Current
                  Federal                             $         -      $       -
                  State                                     4,530         53,830
                                                      -----------      ---------
                                                            4,530         53,830
                                                      -----------      ---------
                Deferred
                  Federal                               1,007,990        334,336
                  State                                   755,884        228,264
                                                      -----------      ---------
                                                        1,763,874        622,600
                                                      -----------      ---------

                                                      $ 1,768,404      $ 676,430
                                                      ===========      =========

          The income tax expense (benefit) for the year exclusive of the benefit from the change in tax status, does not bear the expected relationship between pretax income and the federal corporate income tax rate of 34% because of the effect of state and local income taxes and the fact that the company's amortization of goodwill and certain other expenses are not deductible for income tax purposes.

          Deferred income taxes as reported on the balance sheet consists of:

                                                           December 31,
                                                   ----------------------------
                                                       1999             1998
                                                       ----             ----
                Deferred tax assets                $ 6,178,347      $ 4,730,257
                Deferred tax liabilities                     -                -
                Valuation allowance                 (6,178,347)      (4,730,257)
                                                   -----------      -----------

                                                   $         -      $         -
                                                   ===========      ===========

          As of December 31, 1999, the Company had net operating loss ("NOL") carryforwards of approximately $11,800,000 available to offset future federal taxable income; the carryforwards are not available for state income tax purposes. These carryforwards begin to expire in 2011. The Company has provided a full 100% valuation allowance on the deferred tax assets as at December 31, 1999 to reduce such deferred income tax assets to zero as it is managements belief that realization of such amounts do not meet the criteria required by generally accepted accounting principles. Management will review the valuation allowance requirement periodically and make adjustments as warranted.

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 12 - Capital Structure:

          During 1998, the Company issued 12,633,878 shares of common stock to various non-related parties. The Company received $3,201,231 in capital for 11,943,868 shares; the remaining 690,010 shares were for services rendered.

          In January and February 1999, the Company sold 2,695,000 shares to various investors at prices ranging from $.05 to $.10 per share. During the same period, the Company entered into agreements with Mr. Robert Lancelotti and Mr. Bryon Lerner for the issuance of shares. The Company is obligated to issue a total of 3,150,000 and 2,100,000 shares to Mr. Lancelotti and Lerner respectively. The number of shares to be issued was dependent on the success of their effort in obtaining financing. The Company believes these securities were issued pursuant to an exemption from the registration requirements of the Securities Act. The number of shares to be issued was dependent upon the success of their effort in obtaining financing. The Company will not receive any cash payment.


Note 13 - Stock Options:

          In December 1997, the shareholders authorized the implementation of an Incentive Stock Option plan which granted employees 835,000 options. The options vested one-third each on January 2, 1997, 1998 and 1999. The 1997 options, although vesting retroactively to January 1997, were not effective until the shareholder approval. Each option entitles the holder to purchase one share of Common Stock at $.62. Each option can be exercised at any time over a five year period.

          Stock option activity was as follows:

                                                                December 31,
                                                           --------------------
                                                            1999          1998
                                                            ----          ----
                Balance at January 31,                     828,333            -
                  Granted                                        -      835,000
                                                                        -------
                  Exercised                                      -            -
                  Forfeited                                      -            -
                  Expired                                        -       (6,667)
                                                           -------      -------

                Balance at December 31,                    828,333      828,333
                                                           =======      =======

           As described in Note 2, the Company accounted for the granting of stock options under the intrinsic value method and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the company's net loss would have been increased to the pro forma amounts indicated below:

                Net loss:
                    As reported                            $(4,289,090)
                                                           ===========
                    Pro forma                              $(4,289,090)
                                                           ===========

                Net loss per share:
                    As reported                            $     (0.10)
                                                           ===========
                    Pro forma                              $     (0.10)
                                                           ===========

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999




Note 14 - Fair Value of Financial Instruments:

          Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

          The Company's financial instruments, and the related amounts recorded on the balance sheet, to which SFAS 107 would be applied include the following:

                                                               Carrying Amount
                                                                 Year Ended
                                                                December 31,
                                                            1999           1998
                                                            ----           ----
                Assets:
                  Cash                                                $   45,560
                  Loans and advances receivable -
                    officers and stockholders                 -            9,000

                Liabilities:
                  Cash overdraft                       $   19,308         13,051
                  Notes payable                               -             -

          As a result of the difficulties presented in the valuation of the loans receivable and payable from the officers and shareholders because of their related party nature, estimating the fair value of these financial instruments is not considered practicable. The fair value of the cash, notes receivable, cash overdraft and notes payable do not differ materially from their carrying amounts.

          None of the above are derivative financial instruments and none are held for trading purposes.

Note 15 - Supplemental Statement of Cash Flows Disclosure:

          Interest and Income Taxes Paid

          Cash payments for the following were:

                                                              December 31,
                                                          1999            1998
                                                          ----            ----

                  Interest                             $        -     $   36,568
                                                       ==========     ==========

                  Income taxes                         $        -     $        -
                                                       ==========     ==========

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



Note 16 - Segment Information:

          As described in Note 1, the Company's operations have been classified into two segments, the Entertainment Division and the Sports Division. Summarized information by business segment for 1999 is as follows:

                                                                                           Direct
                                                   Entertainment        Sports           Marketing         Other           Total
                                                   -------------        ------           ---------         -----           -----
          Revenue                                  $   (53,668)      $         -       $         -       $      -       $   (53,888)
                                                   ===========       ===========       ===========       ========       ===========
          Operating loss                           $   (53,688)      $         -      $          -       $      -       $   (53,888)

          Equity in Loss from joint ventures          (443,476)                -                 -              -          (443,476)
                                                   -----------       -----------       -----------       --------       -----------
          Pretax loss                              $(4,289,090)      $         -       $         -       $      -       $(4,289,090)
                                                   ===========       ===========       ===========       ========       ===========
          Total identifiable assets                $   740,660       $         -       $         -       $      -       $   740,660
                                                   ===========       ===========       ===========       ========       ===========
          Depreciation and amortization            $   169,529       $         -       $         -       $      -       $   169,523
                                                   ===========       ===========       ===========       ========       ===========


          As described in Note 1, the Company's operations have been classified into two segments, the Entertainment Division and the Sports Division. Summarized information by business segment for 1998 is as follows:

                                                                                           Direct
                                                   Entertainment        Sports           Marketing         Other           Total
                                                   -------------        ------           ---------         -----           -----
          Revenue                                  $   748,249       $         -       $         -       $389,426       $ 1,137,675
                                                   ===========       ===========       ===========       ========       ===========
          Operating loss                           $(5,611,304)      $(7,221,773)      $(1,040,231)      $(19,652)      $(7,393,960)

          Gain on lease cancellation                         -                 -                 -        193,133           193,133

          Equity in Loss from joint ventures          (188,658)                -                 -              -          (188,658)
                                                   -----------       -----------       -----------       --------       -----------
          Pretax loss                              $(5,799,962)      $  (722,773)      $(1,040,231)      $173,481       $(7,389,485)
                                                   ===========       ===========       ===========       ========       ===========
          Total identifiable assets                $ 1,884,181       $         -       $         -       $      -       $ 1,884,181
                                                   ===========       ===========       ===========       ========       ===========
          Depreciation and amortization            $   893,711       $         -       $         -       $      -       $   893,711
                                                   ===========       ===========       ===========       ========       ===========
          Capital expenditures                     $         -       $         -       $         -       $      -       $         -
                                                   ===========       ===========       ===========       ========       ===========

                         KALEIDOSCOPE MEDIA GROUP, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999




Note 17 - Subsequent Events:

          As discussed in Note 10, the Company in March 2000, issued $250,000 of 8% convertible notes maturing on March 9, 2001. Common Stock Purchase Warrants were issued for the right to purchase 7,625,000 shares of the company. The Agreement stipulates that the use of the funds are to be used for working capital and expenses of the offering.

                                      Index

                                                                        Page #
                                                                        ------

         Part I Financial Information

         Item 1. Financial Statements (unaudited) ..................    F-26

         Consolidated Balance Sheet March 31, 2000.................. F-26 - F-27

         Consolidated Statements of Income three months ended

         March 31, 2000 and March 31, 1999..........................    F-28

         Consolidated Statements of Cash Flows three months ended
         March 31, 2000 and March 31, 1999..........................    F-29

         Notes to Financial.........................................    F-30

         Part II Information Not Required in Prospectus ............  II-1-II-5

                          Kaleidoscope Media Group, Inc
                           (Formerly Bnn Corporation)
                                 and Subsidaries

                           CONSOLIDATED BALANCE SHEET

                                   (UNAUDITED)

                                 MARCH 31, 2000

                                     ASSETS

CURRENT ASSETS
              Cash                                                          $      2,597
              Accounts receivable, less allowance for doubtful
                   accounts of $411,428                                          706,717
              Expenditures billable to clients                                    12,550
              Program cost inventory - current portion,
                   net of accumulated amortization                               313,598
              Other current assets                                               142,528
                                                                            ------------
                                Total Current Assets                           1,177,990
              Property and equipment at cost less:
                   accumulated depreciation of $50.390                            40,304

              Investment in joint venture                                        453,926

              Other assets                                                        11,592
                                                                            ------------

                                Total Assets                                $  1,683,812
                                                                            ============

                          Kaleidoscope Media Group, Inc
                           (Formerly Bnn Corporation)
                                 and Subsidaries

                           CONSOLIDATED BALANCE SHEET

                                   (UNAUDITED)

                                 MARCH 31, 2000

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
              Cash overdrafts                                               $      8,338
              Loans officers                                                      84,800
              Notes payable                                                    1,877,000
              Accounts  payable and accrued liabilities                        2,095,236
              Income tax payable                                                 906,302
              Deferred income and client advances                                250,782
                                                                            ------------

                   Total Current Liabilities                                   5,222,458

LONG TERM LIABILITIES

Security deposit payable                                                          10,552
                                                                            ------------

                   Total Liabilities                                           5,233,010
                                                                            ------------
STOCKHOLDERS' DEFICIT
              Common stock,  $0.001 par value, 100,000,000
                   shares authorized and 41,355,960 issued in 1999                41,356
              Preferred stock, $0.001 par value 15,000,000
              shares authorized and none issued                                     --
              Additional paid-in-capital                                       9,603,063
              Accumulated deficit                                            (13,193,617)
                                                                            ------------
                   Total Stockholders' Deficit                                (3,549,198)
                                                                            ------------

                   Total Liability and Stockholders' Deficit                $  1,683,812
                                                                            ============

                          Kaleidoscope Media Group, Inc
                           (Formerly Bnn Corporation)
                                 and Subsidaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                                                    2000               1999
                                                                    ----               ----
NET REVENUE                                                       $ 578,834          $  38,034

DIRECT PROJECT COSTS
              Amortization of program costs                          29,934               --
              Other direct project costs                              6,825              7,511
                                                                  ---------          ---------

              Total Direct Project Costs                             36,759              7,511
                                                                  ---------          ---------

GROSS PROFIT                                                        542,076             30,523
                                                                  ---------          ---------
EXPENSE
              Salaries and benefits                                 148,720            274,302
              General and administrative                            300,575            249,455
              Interest & local taxes                                 40,276               --
                                                                  ---------          ---------

                          Total Expenses                            489,571            523,757
                                                                  ---------          ---------
INCOME (LOSS) BEFORE EQUITY IN LOSS OF JOINT VENTURE AND
              PROVISION FOR INCOME TAXES                             52,504           (493,234)

EQUITY IN LOSS OF JOINT VENTURE                                        --                 --
                                                                  ---------          ---------

INCOME (LOSS) BEFORE INCOME TAXES                                    52,504           (493,234)

PROVISION FOR INCOME TAXES                                             --                 --
                                                                  ---------          ---------

NET INCOME (LOSS)                                                 $  52,504          $(493,234)
                                                                  =========          =========

NET EARNINGS PER COMMON SHARE
              Basic       Earnings (Loss) Per Share               $    0.00          $   (0.01)
                                                                  =========          =========

              Diluted     Earnings (Loss) Per Share               $    0.00          $   (0.01)
                                                                  =========          =========


                         Kaleidoscope Media Group, Inc.
                           (formerly BNN Corporation)
                                 And Subsidaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                         Three Months Ended
                                                                                              March 31
                                                                                              --------
                                                                                       2000               1999
                                                                                       ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss)                                                             $  52,504           $(493,234)
      Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
           Amortization and depreciation                                               77,506               5,810
           Changes in assets and liabilities:
                       Accounts receivable                                           (493,495)            (53,985)
                       Expenditures billable to clients                                (6,216)               --
                       Deferred financing costs                                       (94,545)               --
                       Other assets                                                    17,951               7,547
                       Cash overdraft                                                 (10,970)            (13,051)
                       Accounts payable and accrued liabilities                       212,759             194,498
                       Write-down of program costs inventory                           29,934                --
                       Income taxes payable                                              --                 3,315
                       Deferred income and client advances                            (53,500)               --
                                                                                    ---------           ---------

                       Net Cash Used in Operating Activities                         (268,073)           (349,100)
                                                                                    ---------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES
      Distribution from joint venture                                                    --                73,500
      Investment in joint venture                                                        (100)               --
      Expenditures for program costs                                                  (63,413)             70,666
      Acquisition of property and equipment                                              --                   726
      Loans receivable - officers and shareholders - net change                          --                 9,000
                                                                                    ---------           ---------

                       Net Cash Provided by (Used In) Investing Activities            (63,513)            153,892
                                                                                    ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
      Loans payable to officers and shareholder                                       (15,000)               --
      Proceeds from notes payable                                                     410,533              40,800
      Deferred financing costs incurred                                               (32,000)
      Repayments of notes payable                                                     (75,000)               --
      Issuance of common stock and related warrants                                      --               195,968
                                                                                    ---------           ---------

                       Net Cash Provided by Financing Activities                      288,533             236,768
                                                                                    ---------           ---------

INCREASE (DECREASE) IN CASH                                                           (43,053)             41,560

CASH
      Beginning of period                                                              45,650               4,865
                                                                                    ---------           ---------

      End of period                                                                 $   2,597           $  45,425
                                                                                    =========           =========

                         KALEIDOSCOPE MEDIA GROUP, INC.
                           (formerly BNN Corporation)
                                 AND SUBSIDARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                                   (UNAUDITED)

     Note 1 - BASIS OF PRESENTATION:

           The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period.

           The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year.

     Note 2 - MAJOR CUSTOMERS

           KMG has increased its revenues substantial over the first three months of 2000 by adding several new programs to its distribution library. These additions include a major contract with Global Entertainment for the distribution of Magnificent Ambersons mini series.

     Note 3 - NOTES PAYABLE

           During the three-month period the Company issued eight (8%) percent convertible promissory notes aggregating two hundred and fifty thousand dollars ($250,000) to foreign private investors. These notes mature March 9, 2001 together with interest, unless the parties agree to extend the maturity date. The Notes are convertible into an indeterminate number of shares at a conversion price of the lower of ten ($0.10) cents per share or 70% of the lowest closing price within sixty (60) days of conversion. In conjunction with the financing, the Company issued a total of 27,625,000 warrants at an exercise price of $0.11. The Company incurred financing costs of $32,000, which is being amortized over the life of the note.

                               -------------------
                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Article Sixth of the Certificate of Incorporation of Kaleidoscope Media Group, Inc. (the "Company") provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the Company or its stockholders, (2) acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit. Article Sixth also provides that the Company shall indemnify, to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, any and all persons whom it shall have power to indemnify under such sections, including officers of the Company acting in such capacity.

Item 25. Other Expenses of Issuance and Distribution.

         The following table sets forth the Company's estimates of the expenses to be incurred by it in connection with the Common Stock being offered hereby:


SEC Registration Fee.............................................  $

Printing expenses................................................     7,500

Legal fees and expenses..........................................    15,000

Accounting fees and expenses.....................................    10,000

Blue Sky expenses................................................        --

Miscellaneous expenses...........................................     2,500
                                                                   --------
          TOTAL..................................................  $ 35,000
------------
* Estimated

Item 26.      Recent Sales of Unregistered Securities

Recent Securities Developments

From October 1998 through January 1999 we issued 1,000,000 shares of common stock to Robert Lancelotti at a purchase price of averaging $.10 per share.

Sales of Securities

In January and February 1999 we sold 3,725,000 shares to several investors at prices ranging from $.05 per share to $.10 per share. During the same period we entered into agreements with Mr. Robert Lancelotti and Mr. Byron Lerner for the issuance of shares to Messrs. Lerner and Lancelotti. We are obligated to issue a total of 3,150,000 and 2,100,000 shares of Messrs. Lerner and Lancelotti, respectively. In certain circumstances these shares may be returned to the Company. We believe these securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1943 pursuant to Section 4(2) thereof.

         o In April 1999 we issued eight (8%) percent convertible promissory notes aggregating $850,000 to foreign private investors. The Notes are convertible into an indeterminate number of shares at a conversion price of the lower of fifteen (.15) cents per share or 70% of the lowest closing price within sixty (60) days of conversion. In conjunction with the financing, we issued a total of 850,000 warrants at an exercise price of nineteen (.19) cents. We have also issued an additional $1,250,000 of principal amount of notes which were to be paid for in installments after our registration statement becomes effective. In August 1999 we sold an additional $112,000 principal amount of notes and issued an additional 1,500,000 warrants to acquire our common stock.

We believe these securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

We also sold 350,000 shares of our common stock to an investor in July 1999 at approximately seven (.07) cents per share and 200,000 shares to another investor in October 1999 at a price of ten (.10) cents per share. The Company believes these securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

In December 1999 and January 2000 we received an additional $500,000 from the sale of our convertible notes. Many of the same investors who purchased our prior notes in connection, with financing completed in April and August 1999 purchased these notes. These notes are exercisable at the lower of market price as defined in the notes or ten (.10) cents. The notes are due in January 2001.

At the time we also issued warrants to purchase 30,000,000 of our shares of common stock at $.10 per share. In connection with the sale of these notes we modified the existing notes and related warrants as follows:

       o The maturity date was extended to January 1, 2001.

         o The maximum conversion price of these notes were reduced to ten cents.

Dividends

We plan to retain any future earnings for use in its business and, accordingly, we do not anticipate paying dividends in the foreseeable future to the holders of the common stock. Payment of dividends is within the discretion of our Board of Directors ("Board of Directors") and will depend, among other factors, upon our earnings financial condition and capital requirements.


Item 27. Exhibits and Financial Statement Schedules.

3.01(5)       Certificate of Incorporation of the Company

3.02(5)       By-laws of the Company

4.01(5)       Specimen Certificate

10.01*        1996 Stock Option Plan. (2)

10.02*(5)     Employment Agreement entered into between the Company and Henry
              Siegel

10.03*(5)     Employment Agreement entered into between the Company and Paul
              Siegel.

10.06(5) Joint Venture Agreement, dated as of October 1, 1995, between SeaGull Entertainment, Inc. and Keller Entertainment Group, Inc.

10.07 Amended and Restated Limited Liability Company Agreement, dated as of April 30, 1997, among the Company, Interpublic Group of Companies, Inc., 345 Park Avenue PAS Sports, Inc. and People and Properties, Inc. (3).

10.08 Agreement dated as of August 20, 1997, among, Interpublic Group of Companies, Inc., 345 PAS Sports, Inc., and People and Properties, Inc. (4)

10.9(5) Vendor Agreement, dated December 18, 1996, between the Company and HSN Direct Int. LTD and addendum thereto, dated March 31, 1997.

10.10(5) Joint Venture Agreement dated as of June 1995, between the Company and BV Sports Marketing, Inc.

10.11 Distribution Agreement between Global Entertainment Productions and Kaleidoscope Media Group Incorporated, dated November 19, 1998.

21.01         Subsidiaries of the Company

23.1          Consent of Independent Accountants

27.01         Financial Data Schedule
--------------
* Management contract or compensatory plan or arrangement.

(1) Such Exhibit was filed with the Company's Current Report, dated October 22, 1996, and is incorporated herein by reference.

(2) Such Exhibit was filed with the Company's Proxy Statement for the Annual Meeting held on December 2, 1997 and is incorporated herein by reference.

(3) Such Exhibit was filed with the Company Current Report, dated May 5, 1997, and is incorporated herein by reference.

(4) Such Exhibit was filed with the Company's Current Report, dated August 20, 1997, and is incorporated herein by reference.

(5) Such Exhibits were filed with Company's Annual Report on 10K, for 1997 and are incorporated herein by reference.

Item 28. Undertakings.

         The undersigned Company hereby undertakes:





           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (a) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

                    (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                    (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           Provided, however, That paragraphs (a)1(i) and (a)1(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 24 of this Part II to the Registration Statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 12, 2000.

                                  KALEIDOSCOPE MEDIA GROUP INC.


                                  By: /s/ Myron Hyman
                                      ---------------------------------
                                      Myron Hyman, Chief Executive Officer



              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry Siegel and Paul Siegel, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.





         Signatures                         Capacity                                               Date
         ----------                         --------                                               ----

/s/ Myron Hyman
----------------------------              Chief Executive Officer, Director                    August 10, 2000
Myron Hyman

/s/ Ann Collins
----------------------------              Chief Financial Officer (Principal Financial         August 10, 2000
Ann Collins                               Officer and Principal Accounting Officer)

/s/ Kevin Eastman
----------------------------              Director                                             August 10, 2000
Kevin Eastman

/s/ Richard Kostrya
----------------------------              Director                                             August 10, 2000
Richard Kostrya
